Exhibit 99.2

Royal Bank of Canada third quarter 2010 results

The financial information in this document is in Canadian dollars unless otherwise noted, and is based on our unaudited Interim Consolidated Financial Statements for the quarter ended July 31, 2010 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

TORONTO, August 26, 2010 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,276 million for the third quarter ended July 31, 2010 reflecting strong results in Canadian Banking, Wealth Management and Insurance. Capital Markets was impacted by lower trading results due to challenging market conditions. Net income was down $285 million or 18% from a record quarter last year reflecting a decline of $361 million in Capital Markets and down $53 million or 4% from last quarter reflecting a decline of $301 million in Capital Markets. Business growth, improvements in credit quality and our ongoing cost management efforts were more than offset by a significant decline in trading revenue as volatility and general uncertainty in global capital markets reduced client activity.

“We continue to build on our strong competitive positions and invest in our businesses for long term growth,” said Gordon M. Nixon, RBC President and CEO. “The strength of our geographic and business diversity enabled us to produce another solid quarter despite challenging global capital market conditions,” Nixon said.

Third quarter 2010 compared to third quarter 2009

•	Net income of $1,276 million (down from $1,561 million)
•	Diluted earnings per share (EPS) of $.84 (down from $1.05)
•	Return on common equity (ROE) of 14.3% (down from 19.4%)
•	Tier 1 capital ratio of 12.9%

Third quarter of 2010 compared to second quarter 2010

•	Net income of $1,276 million (down from $1,329 million)
•	Diluted EPS of $.84 (down from $.88)
•	ROE of 14.3% (down from 15.8%)

First nine months of 2010 compared to first nine months of 2009 (1)

•	Net income of $4,102 million (up from $2,621 million)
•	Diluted EPS of $2.73 (up from $1.74)
•	ROE of 15.9% (up from 10.9%)

First nine months of 2010 compared to first nine months of 2009 (1), excluding the goodwill impairment charge in 2009 (2)

•	Net income increased $481 million (up from $3,621 million)
•	Diluted EPS increased $.28 (up from $2.45)
•	ROE increased 70 bps (up from 15.2%)

(1)	During 2009, we reclassified certain securities to loans in accordance with the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook section 3855. For the first nine months of 2009, the reclassification increased our previously disclosed net income of $2,564 million to $2,621 million, and increased our diluted EPS and ROE by $.04 and 20 bps, respectively. For the detailed impact, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.
(2)	Refer to the Key performance and non-GAAP measures section of this report for more information, including a reconciliation.

Table of contents

1	Third quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
5	Financial performance
8	Business segment results
8	How we measure and report our business segments
8	Canadian Banking
9	Wealth Management
10	Insurance
11	International Banking
12	Capital Markets
13	Corporate Support
14	Quarterly results and trend analysis
15	Results by geographic segment
16	Financial condition
16	Condensed balance sheets
17	Off-balance sheet arrangements
19	Risk, capital and liquidity management
19	Credit risk
20	Credit quality performance
22	Market risk
23	Capital management
24	Liquidity and funding management
25	Additional financial information
25	Total RBC available-for-sale portfolio
26	Exposures to selected financial instruments
27	Accounting matters and controls
28	Key performance and non-GAAP measures
30	Related party transactions
31	Interim Consolidated Financial Statements (unaudited)
35	Notes to the Interim Consolidated Financial Statements (unaudited)
48	Shareholder information

2        Royal Bank of Canada        Third Quarter 2010

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and nine-month periods ended as at July 31, 2010, compared to the corresponding periods in the prior fiscal year and the three-month period ended April 30, 2010. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended July 31, 2010 (unaudited Interim Consolidated Financial Statements) and related notes and our 2009 Annual Report to Shareholders (2009 Annual Report). This MD&A is dated August 25, 2010. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2009 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2010 Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this report include, but are not limited to, statements relating to the 2010 economic and market outlook for the Canadian, U.S. and global economies, and the risk environment including our liquidity and funding management. The forward-looking information contained in this report is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

        By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational and liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2009 Annual Report; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section and in our 2009 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 78,000 full- and part-time employees who serve close to 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2010        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share, number of and percentage amounts)	2010	2010	2009	2010	2009 (1)
Total revenue	$6,827	$6,967	$7,823	$21,128	$21,647
Provision for credit losses (PCL)	432	504	770	1,429	2,530
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,459	1,096	1,253	3,685	3,287
Non-interest expense	3,377	3,572	3,755	10,575	10,952
Goodwill impairment charge	–	–	–	–	1,000
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	1,559	1,795	2,045	5,439	3,878
Net income	$1,276	$1,329	$1,561	$4,102	$2,621
Segments – net income (loss)
Canadian Banking	$766	$736	$669	$2,279	$1,946
Wealth Management	185	90	168	494	422
Insurance	153	107	167	378	392
International Banking	(76)	(27)	(95)	(160)	(1,321)
Capital Markets	201	502	562	1,274	1,207
Corporate Support	47	(79)	90	(163)	(25)
Net income	$1,276	$1,329	$1,561	$4,102	$2,621
Selected information
Earnings per share (EPS) – basic	$.85	$.89	$1.06	$2.75	$1.76
Earnings per share (EPS) – diluted	$.84	$.88	$1.05	$2.73	$1.74
Return on common equity (ROE) (2)	14.3%	15.8%	19.4%	15.9%	10.9%
Return on risk capital (RORC) (2)	24.3%	26.7%	31.4%	27.2%	17.4%
Specific PCL as a % of average net loans and acceptances	.59%	.68%	.98%	.65%	.96%
Gross impaired loans (GIL) as a % of loans and acceptances	1.68%	1.72%	1.77%	1.68%	1.77%
Capital ratios and multiples
Tier 1 capital ratio	12.9%	13.4%	12.9%	12.9%	12.9%
Total capital ratio	14.2%	14.4%	14.4%	14.2%	14.4%
Assets-to-capital multiple	16.5X	16.0X	16.3X	16.5X	16.3X
Tier 1 common ratio (3)	9.6%	9.7%	9.1%	9.6%	9.1%
Selected balance sheet and other information
Total assets	$704,424	$655,136	$660,133	$704,424	$660,133
Securities	192,739	188,236	182,792	192,739	182,792
Loans (net of allowance for loan losses)	288,919	283,069	277,152	288,919	277,152
Derivative related assets	96,436	78,066	101,086	96,436	101,086
Deposits	418,975	397,840	404,708	418,975	404,708
Average common equity (2)	33,500	32,850	30,400	32,950	30,050
Average risk capital (2)	19,800	19,450	18,800	19,250	18,800
Risk-adjusted assets	258,766	249,269	243,009	258,766	243,009
Assets under management (AUM)	253,900	253,800	243,700	253,900	243,700
Assets under administration (AUA) – RBC	655,800	653,900	634,300	655,800	634,300
Assets under administration (AUA – RBC Dexia IS (4)	2,652,500	2,481,900	2,197,500	2,652,500	2,197,500
Common share information
Shares outstanding (000s) – average basic	1,421,777	1,420,375	1,408,687	1,420,096	1,393,641
Shares outstanding (000s) – average diluted	1,434,379	1,434,232	1,422,810	1,433,591	1,406,404
Shares outstanding (000s) – end of period	1,423,744	1,423,424	1,412,235	1,423,744	1,412,235
Dividends declared per share	$.50	$.50	$.50	$1.50	$1.50
Dividend yield (5)	3.5%	3.5%	4.3%	3.5%	5.2%
Common share price (RY on TSX) – close, end of period	$53.72	$61.59	$51.28	$53.72	$51.28
Market capitalization (TSX)	76,484	87,669	72,419	76,484	72,419
Business information (number of)
Employees (full-time equivalent)	71,972	70,812	72,366	71,972	72,366
Banking branches	1,756	1,754	1,759	1,756	1,759
Automated teller machines (ATM)	5,048	5,043	5,046	5,048	5,046
Period average US$ equivalent of C$1.00 (6)	$.957	$.973	$.900	$.958	$.838
Period-end US$ equivalent of C$1.00	$.972	$.984	$.928	$.972	$.928

(1)	During 2009, we reclassified certain securities to loans in accordance with the amendments to CICA Handbook section 3855. For the first nine months of 2009, the reclassification increased our previously disclosed net income of $2,564 million to $2,621 million, and increased our diluted EPS and ROE by $.04 and 20 bps, respectively. For the detailed impact, including the impact to certain balance sheet items and credit quality information, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity, Average risk capital and Average assets. For further discussion, refer to the Key performance and non-GAAP measures section.
(3)	For further discussion, refer to the Key performance and non-GAAP measures section.
(4)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(5)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(6)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Third Quarter 2010

Economic, market and regulatory review and outlook – data as at August 25, 2010

Canada

The Canadian economy continued to grow as gross domestic product (GDP) in May increased .1% compared to April, driven by increased industrial production partially offset by decreases in the service industry. Housing activity declined from the prior quarter, largely reflecting the impact of the introduction of the Harmonized Sales Tax in British Columbia and Ontario in July, which caused buyers to accelerate their housing purchases into early 2010.

The unemployment rate decreased to 8.0% in July from 8.1% in April as the labour market slowly recovered. Although there were employment gains during the current calendar quarter, business investment remained weak mainly reflecting global economic uncertainties.

In both June and July, the Bank of Canada (BoC) increased the overnight rate by 25 basis points (bps) to the current level of .75%. Core inflation remained relatively unchanged from the prior quarter. In response to Canada’s improving economy, we expect a 25 bps increase in September and another 25 bps increase later in the year with the interest rate finishing the year at 1.25%. Gradually rising interest rates coupled with higher consumer debt ratios, may, over time, put pressure on future economic growth.

The Canadian economy is expected to grow 3.6% in 2010 which is 20 bps higher than our estimate as at May 26, 2010. The pace of real GDP growth is expected to moderate through the remainder of 2010 compared to the strong pace in early 2010.

United States

The U.S. economy grew at an annualized estimated rate of 2.4% during the second calendar quarter of 2010, in part due to consumer spending, which increased for the fourth consecutive quarter.

The unemployment rate remained elevated at 9.5% in July as improvements in the labour market were slow. In August, the Federal Reserve maintained the target range for the federal funds rate at 0% to .25% and we continue to believe that the Federal Reserve will retain its commitment to hold interest rates at this range until the second quarter of 2011, if sustainable economic recovery is more evident. We also anticipate that the Federal Reserve will reduce monetary policy stimulus gradually as a result of limited inflation pressure and the high unemployment rate. We have maintained our forecast for U.S. growth at 3.1% for 2010 with growth in the remainder of the year likely to be more moderate than in past U.S. recovery periods.

Other global economies

Global economies in the second calendar quarter reflected continued growth, tempered by the impact of fiscal austerity measures in Europe, the European sovereign debt crisis, and slowing growth in certain emerging economies.

We expect timing of the next rate increase by the European Central Bank to be delayed until late 2011, rather than the first quarter of 2011 as we previously expected, due to the potential reduction in growth from fiscal austerity measures and continued uncertainty arising from the European sovereign debt crisis.

Financial markets

Although economic recovery continues, the sustainability of the recovery remains vulnerable to economic and market shocks. Compared to the prior quarter, the European sovereign debt crisis and uncertainty over U.S. regulatory reform increased global capital market volatility and reduced trading volume which negatively impacted certain of our capital markets trading businesses. Corporate credit spreads in the U.S. narrowed while sovereign spreads in Europe widened compared to the prior quarter, reflecting the uncertainty caused by sovereign debt concerns. Investors remain concerned over whether the measures, including fiscal measures, introduced in response to the European sovereign debt crisis, will be effective in the long term.

The Canadian dollar appreciated against most major currencies during the quarter, however depreciated slightly against the U.S. dollar. We believe the Canadian dollar will depreciate slightly against the U.S. dollar for the remainder of the third calendar year quarter as investors are expected to increase U.S. dollar holdings in response to recent global uncertainty. Once uncertainty related to the European sovereign debt crisis moderates, we anticipate that the Canadian currency will strengthen against the U.S. dollar and continue towards parity in the first half of 2011.

These predictions and forecasts are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outlooks may differ materially from the outlook presented in this section.

Regulatory environment

As a result of the previous market disruption and related stress on the global financial system, global financial institutions will be impacted by increased regulation. Recent proposals have focused on special taxes on compensation, bank liabilities and profits of financial institutions aimed to cover the cost of government support provided during the economic crisis. In the U.S., the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted in July. These financial reforms include increased consumer protection, regulation of the Over-the-Counter (OTC) derivatives markets, restrictions on proprietary trading by banks and the introduction of a new process for the orderly liquidation of troubled financial firms. In the U.K., there are additional plans to overhaul the system of financial regulation. We continue to assess the potential impact of both the U.S. and U.K. reforms.

In July 2010 the Basel Committee on Banking supervision announced amendments to the capital and liquidity proposals initially published in December 2009. These amendments respond to concerns raised by the industry and include changes to the definition of capital, the design and proposed calibration of the leverage ratio, as well as liquidity requirements. The guidelines, which will likely result in higher capital and liquidity levels, will be finalized in September 2010 along with minimum regulatory targets and phase-in arrangements. In general, bank regulatory initiatives worldwide may be expected to result in more stringent capital, leverage, liquidity and prudential requirements for large banks. We continue to assess the potential impact of these proposals.

During the quarter, we maintained a liquidity and funding position that we continue to believe is appropriate to execute our strategy, and levels of liquidity and funding risk remain well within our risk appetite.

Consistent with our risk framework, we continue to evaluate potential stress events to ensure that we are well positioned to manage through adverse economic and market conditions.

Our risk governance structure and approach to the management of risk has not changed significantly from the structure described in our 2009 Annual Report. For further details on our risk governance structure, refer to the Risk, capital and liquidity management section of our 2009 Annual Report.

Royal Bank of Canada        Third Quarter 2010        5

Financial performance

Overview

Q3 2010 vs. Q3 2009

We reported net income of $1.3 billion for the third quarter ended July 31, 2010, down $285 million or 18% from a year ago. Diluted earnings per share (EPS) of $.84 decreased $.21 from the previous year. Return on common equity (ROE) was 14.3%, down 510 bps from the prior year. Our Tier 1 capital ratio of 12.9% was unchanged from the prior year.

Net income decreased from a year ago due to significantly reduced trading revenue and earnings in Capital Markets as market volatility and unfavourable changes in global capital market conditions led to significantly lower client trading volumes as compared to favourable opportunities in the prior year. This decrease was partially offset by lower provision for credit losses (PCL) reflecting improved economic conditions and stabilizing asset quality, as well as strong volume growth in our Canadian banking businesses.

We had continued earnings growth in Canadian Banking resulting from strong volume growth across most businesses and lower PCL.

Wealth Management’s net income increased from a year ago, primarily due to a favourable accounting impact of $26 million ($24 million after-tax) related to the foreign currency translation on certain Available-for-sale (AFS) securities, and a favourable income tax adjustment. The current quarter also included higher average fee-based client assets, a loss compared to a gain in the prior year on our stock-based compensation plan and spread compression.

Insurance’s net income decreased from a year ago, primarily due to unfavourable life policyholder experience and higher disability and auto claims costs. These factors were partially offset by volume growth, largely in our International and Other business, higher investment gains, the favourable impact of a new U.K. annuity reinsurance arrangement, and a higher level of favourable actuarial adjustments reflecting management actions and assumption changes.

International Banking had a lower loss mainly due to lower PCL in U.S. banking.

During the current quarter, we continued to focus on cost management across all segments which positively impacted earnings.

Our prior year net income included market environment losses of $278 million ($150 million after-tax and related compensation adjustments). Our prior year earnings reflected stronger trading revenue driven by favourable market opportunities.

Q3 2010 vs. Q2 2010

Net income decreased $53 million, or 4%, from last quarter, mainly reflecting lower trading results in Capital Markets due to the factors previously noted. This was partially offset by a favourable accounting impact related to the foreign currency translation of certain AFS securities as compared to the unfavourable impact in the previous quarter in Wealth Management. Earnings were also positively impacted by seasonal factors mainly in our banking businesses as the current quarter included more days. In addition, we had lower specific PCL across most of our segments.

Q3 2010 vs. Q3 2009 (Nine months ended)

We reported net income of $4.1 billion up $1.5 billion or 57% from the prior year. Nine-month diluted EPS was $2.73, up $.99 from the prior year, and ROE was 15.9%, up 500 bps from the prior year. Our prior year results reflected a goodwill impairment charge of $1 billion on a before and after-tax basis. Excluding the goodwill impairment charge, net income increased $481 million or 13%, diluted EPS increased $.28 and ROE increased 70 bps mainly reflecting improved economic conditions and lower PCL across most segments, reflecting stabilizing asset quality. Our earnings were also positively impacted by business growth in Canadian Banking, Wealth Management, and Insurance and improved results in our investment banking businesses. These factors were partially offset by lower trading revenues as a result of the change in market conditions from the prior year in Capital Markets. For further details on how we calculate the prior year financial results excluding the goodwill impairment charge, refer to the Key performance and non-GAAP measures section.

Our prior year net income was impacted by market environment-related losses of $1.9 billion ($1.0 billion after-tax and compensation adjustments) and a general provision of $433 million ($287 million after tax) recorded in the prior year as compared to $22 million ($15 million after-tax) in the current year. Securitization gains net of economic hedging activity in the prior year resulted in gains of $738 million ($506 million after-tax) compared to gains of $74 million ($51 million after-tax) in the current year. Our prior year results included very strong trading revenue due to favourable market opportunities.

Estimated impact of foreign currency translation on our consolidated financials

Our foreign currency-denominated results are impacted by exchange rate fluctuations.

The average Canadian dollar/foreign currency exchange rates had a minimal impact on the translation of our foreign currency denominated net income compared to a year ago and the prior quarter. For the first nine months of 2010, foreign currency translation of our earnings had a significant impact on our consolidated financial results compared to last year due to the considerable strengthening of the Canadian dollar relative to other currencies. The translation reduced revenue by $1.1 billion, net income by $150 million and diluted EPS by $.10.

The following table reflects the estimated impact of foreign currency translation on key income statement items.

	For the three months ended		For the nine months ended
(C$ millions, except per share amounts)	Q3 2010 vs. Q2 2010	Q3 2010 vs. Q3 2009	Q3 2010 vs. Q3 2009
Impact on income increase (decrease):
Total revenue	$30	$(175)	$(1,060)
PCL	(5)	15	90
PBCAE	(10)	45	215
Non-interest expense	(10)	120	580
Net income	10	–	(150)
Impact on EPS:
Basic	$.01	$–	$(.11)
Diluted	$.01	$–	$(.10)

6        Royal Bank of Canada        Third Quarter 2010

Changes in the average exchange rates are shown in the following table.

	For the three months ended			For the nine months ended
(Average foreign currency equivalent of C$1.00)	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009
U.S. dollar/Canadian dollar	.957	.973	.900	.958	.838
British pound/Canadian dollar	.635	.638	.548	.618	.551
Euro/Canadian dollar	.764	.722	.637	.711	.624
TTD/Canadian dollar	6.063	6.170	5.621	6.075	5.219

(1)	TTD represents the Trinidad and Tobago dollar. The Trinidad and Tobago dollar fluctuates within a narrow band of the U.S. dollar.

For further details, refer to the Business segment results and Condensed balance sheets sections.

Total revenue

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2010	April 30 2010 (1)	July 31 2009 (1)	July 31 2010	July 31 2009 (1)
Interest income	$4,632	$4,536	$4,819	$13,834	$15,812
Interest expense	1,884	1,837	1,915	5,640	7,147
Net interest income	$2,748	$2,699	$2,904	$8,194	$8,665
Investments (2)	$1,149	$1,123	$1,090	$3,447	$3,274
Insurance (3)	1,759	1,325	1,575	4,467	4,153
Trading	(243)	592	1,149	1,000	1,874
Banking (4)	829	766	860	2,394	2,498
Underwriting and other advisory	295	250	299	856	711
Other (5)	290	212	(54)	770	472
Non-interest income	$4,079	$4,268	$4,919	$12,934	$12,982
Total revenue	$6,827	$6,967	$7,823	$21,128	$21,647
Additional information
Total trading revenue
Net interest income	$368	$344	$589	$1,102	$1,939
Non-interest income	(243)	592	1,149	1,000	1,874
Total	$125	$936	$1,738	$2,102	$3,813
Total trading revenue by product
Interest rate and credit	$13	$694	$1,242	$1,512	$2,349
Equities	7	101	360	249	901
Foreign exchange and commodities	105	141	136	341	563
Total	$125	$936	$1,738	$2,102	$3,813

(1)	We reclassified certain amounts in Corporate Support which were previously reported in trading revenue to the other category of non-interest income to better reflect the nature of the amounts. Comparative information has been reclassified.
(2)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds revenue.
(3)	Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(4)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(5)	Includes other non-interest income, net gains (losses) on AFS securities (other-than-temporary impairment and realized gains/losses), fair value adjustments on certain RBC debt designated as held-for-trading (HFT), the change in fair value of certain derivatives related to economic hedges and securitization revenue.

Q3 2010 vs. Q3 2009

Total revenue decreased $996 million, or 13%, from a year ago. Our revenue was impacted by lower trading revenue as a result of reduced client trading activity reflecting the change in market conditions from the prior year. The impact of a stronger Canadian dollar also contributed to the decrease.

We had volume growth in our Canadian banking businesses, higher average fee-based client assets in our wealth management businesses, and higher insurance-related revenue.

Our prior year revenue was impacted by market environment-related losses of $278 million which were predominately recorded in Trading and Other revenue.

Net interest income decreased $156 million, or 5% primarily as a result of lower trading-related net interest income which was down $221 million, or 38%, as discussed in Trading revenue below. Non-trading net interest income was up $65 million, or 3%, largely due to volume growth in our Canadian banking businesses.

Investments-related revenue increased $59 million, or 5%, mainly due to higher average fee-based client assets resulting from capital appreciation, partially offset by higher fee waivers in our money market funds in Wealth Management resulting from the continued low interest rate environment.

Insurance-related revenue increased $184 million, or 12%, reflecting the impact of the timing of the annual European life reinsurance contract renewals, volume growth, including annuity growth in our International and U.S. businesses, and higher investment gains. These factors were partially offset by the change in fair value of investments, and the impact of a stronger Canadian dollar. The annuity volumes and the change in fair value of investments were largely offset in PBCAE.

Trading revenue in Non-interest income decreased $1,392 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $125 million, down $1,613 million, mainly reflecting reduced client trading volumes in Capital Markets. Trading revenue was impacted this quarter by accounting volatility including losses of $100 million on our U.S. subprime assets hedged with Monoline insurer MBIA Inc. (MBIA), and $73 million related to our bank-owned life insurance stable value contracts (BOLI). Refer to the Capital Markets section for further details on trading revenue.

Banking revenue was down $31 million, or 4%, largely reflecting a portion of our credit card interchange fees, previously recorded in Banking revenue now included with our credit card securitization in Other revenue. Our Banking revenue was favourably impacted by higher card service fees in Canadian Banking resulting from higher transaction volumes.

Underwriting and other advisory revenue decreased $4 million, or 1%, primarily due to lower debt origination activity, largely offset by higher merger and acquisition (M&A) activity.

Other revenue was up $344 million, largely as a result of gains as compared to losses last year on credit default swaps recorded at fair value used to economically hedge our corporate loan portfolio in Capital Markets. Gains as compared to losses last year on the fair value adjustments on certain RBC debt designated as held-for-trading (HFT) in our Capital Markets and Corporate Support segments, reflecting the widening of our credit spreads also contributed to the increase. Lower losses on certain AFS securities, and the favourable accounting impact related to the foreign currency translation on certain AFS securities both in the current quarter also contributed to the increase. These factors were partially offset by higher net losses on instruments related to funding.

Royal Bank of Canada        Third Quarter 2010        7

Q3 2010 vs. Q2 2010

Total revenue decreased $140 million, or 2%, from last quarter, mainly due to lower trading revenue including the losses related to MBIA and BOLI in Capital Markets. This was partially offset by higher insurance-related revenue, gains compared to losses last quarter on credit default swaps recorded at fair value used to economically hedge our corporate loan portfolio in Capital Markets, and the favourable accounting impact in the current quarter related to the foreign currency translation on certain AFS securities as compared to the unfavourable impact in the previous quarter. Volume growth across our Canadian banking businesses, the positive impact of seasonal factors, and higher equity origination, loan syndication and M&A activity in all geographies also partly offset the decrease in revenue.

Q3 2010 vs. Q3 2009 (Nine months ended)

Total revenue decreased $519 million, or 2%, from a year ago, largely due to lower trading revenue, the impact of a stronger Canadian dollar which reduced revenue by an estimated $1.1 billion and lower securitization gains. These factors were partially offset by strong revenue growth in our Canadian banking businesses, higher average fee-based client assets and transaction volumes in our wealth management businesses, higher insurance-related revenue and improved results in our investment banking businesses. Our prior year revenue was impacted by market environment-related losses of $1.9 billion which was predominately recorded in Trading and Other revenue.

Provision for credit losses

Credit quality has generally improved from the prior year and from last quarter reflecting stabilizing asset quality due to the general improvement in the global economic environment. The level of PCL for the remainder of 2010 will continue to depend upon the further improvement in economic conditions and unemployment trends. For further details on our PCL, refer to the Credit quality performance section.

Q3 2010 vs. Q3 2009

Total PCL of $432 million decreased $338 million, or 44%, from a year ago. Specific PCL decreased $272 million, largely related to recoveries of a few corporate accounts in the current period, lower provisions in our U.S. residential builder finance and Canadian unsecured personal and business lending portfolios and lower write-offs in our Canadian credit card portfolio. These factors were partially offset by higher PCL in the Caribbean portfolios. The general provision was a credit of $5 million in the current quarter as compared to an addition of $61 million in the prior year.

Q3 2010 vs. Q2 2010

Total PCL decreased $72 million, or 14%, from the prior quarter. Specific PCL decreased $40 million reflecting lower provisions in our corporate portfolio, and recoveries of a few corporate accounts in the current period, lower write-offs in our Canadian credit card portfolio, and lower provisions in the Caribbean commercial and Canadian residential and unsecured personal portfolios. These factors were partially offset by higher provisions in the Canadian business lending and U.S. commercial portfolios. The general provision was a credit of $5 million in the current quarter as compared to the addition of $27 million in the prior quarter.

Q3 2010 vs. Q3 2009 (Nine months ended)

Total PCL of $1,429 million decreased $1,101 million, or 44%, from a year ago, mainly reflecting lower specific PCL of $690 million resulting from lower provisions in our corporate portfolio and our U.S. residential builder finance portfolios. Lower provisions in our Canadian business lending and residential mortgage portfolios and the impact of the stronger Canadian dollar also contributed to the decrease. These factors were partially offset by higher provisions in the Caribbean, mainly related to a few commercial accounts, and higher write-offs in our Canadian credit card portfolio. The general provision decreased $411 million from the prior year.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended July 31, 2010, PBCAE increased $206 million, or 16%, from a year ago, and increased $363 million, or 33%, from the prior quarter. For the nine months ended July 31, 2010, PBCAE increased $398 million, or 12%, from the previous year. For further details, refer to the Insurance section.

Non-interest expense

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2010	2010	2009	2010	2009
Salaries	$1,007	$976	$1,034	$2,983	$3,132
Variable compensation	655	875	1,040	2,521	2,739
Benefits and retention compensation	300	308	284	920	915
Stock-based compensation	38	39	(1)	151	50
Human resources	$2,000	$2,198	$2,357	$6,575	$6,836
Other expenses	1,377	1,374	1,398	4,000	4,116
Non-interest expense	$3,377	$3,572	$3,755	$10,575	$10,952

Q3 2010 vs. Q3 2009

Non-interest expense of $3,377 million was down $378 million, or 10%, from the prior year, primarily due to lower variable compensation reflecting lower trading results. The favourable impact of the stronger Canadian dollar, and our ongoing focus on cost management also contributed to the decrease. These factors were partially offset by higher costs in support of our business growth and higher stock-based compensation costs.

Q3 2010 vs. Q2 2010

Non-interest expense decreased $195 million, or 5%, compared to last quarter. The decrease was mainly attributable to lower variable compensation reflecting lower trading results, partially offset by the unfavourable impact of seasonal factors, including additional days in the quarter.

Q3 2010 vs. Q3 2009 (Nine months ended)

Non-interest expense of $10,575 million was down $377 million, or 3%, from a year ago, mainly due to the favourable impact of the stronger Canadian dollar which reduced non-interest expense by approximately $580 million. Lower variable compensation reflecting lower trading results, and our continued focus on cost management also contributed to the decrease. These factors were partially offset by higher costs in support of our business growth and higher stock-based compensation partly reflecting the increase in fair value of our earned compensation liability.

8        Royal Bank of Canada        Third Quarter 2010

Goodwill impairment

In the second quarter of 2009, we recorded a goodwill impairment charge in International Banking of $1 billion on both a before and after-tax basis. For further details, refer to Note 10 to our 2009 Annual Consolidated Financial Statements.

Income taxes

Q3 2010 vs. Q3 2009

Income tax expense decreased $192 million, or 43%, from a year ago as the effective tax rate of 16.5% decreased 5.5% from a year ago, largely reflecting a favourable adjustment in the current quarter related to an income tax audit of a prior year. A reduction in Canadian corporate income tax rates and lower earnings before income taxes also contributed to the decrease.

Q3 2010 vs. Q2 2010

Income tax expense decreased $186 million or 42% from the prior quarter as the effective tax rate of 16.5% decreased 8.2%

from the prior quarter, largely reflecting a favourable adjustment in the current quarter related to an income tax audit. Lower earnings before income taxes also contributed to the decrease.

Q3 2010 vs. Q3 2009 (Nine months ended)

Income tax expense increased $86 million, or 7%, from a year ago, due to higher earnings before income taxes. The effective tax rate was 23.3% for the period as compared to 30.4% in the prior year, due to the goodwill impairment charge reported in Q2 2009 which was not deductible for tax purposes. Excluding the goodwill impairment charge, the effective tax rate decreased in the current period mainly due to a reduction in Canadian corporate income tax rates. For further details on the calculation of the prior year effective tax rate, excluding the goodwill impairment charge, refer to the Key performance and non-GAAP measures section.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2009. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2009 Annual Report.

Changes made in the first nine months of 2010

The following highlights the key changes we made to our business segments during the first nine months of 2010. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

We reclassified certain amounts in Corporate Support which were previously reported primarily in trading revenue, to the Other category of non-interest income to better reflect the nature of these amounts. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Securitization reporting

The gains/losses on the sale of and hedging activities related to our Canadian originated mortgage securitizations and our securitized credit card loans are recorded in Corporate Support. Hedging activities include current net mark-to-market movement of the related instruments and the amortization gains/losses of cash flow hedges that were previously terminated. As the securitization activities related to our Canadian originated mortgages and credit card loans is done for funding purposes, Canadian Banking recognizes the mortgage and credit card loan related income and provision for credit losses, as if balances had not been securitized, with the corresponding offset recorded in Corporate Support.

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2010	2010	2009	2010	2009
Net interest income	$1,865	$1,810	$1,740	$5,554	$5,136
Non-interest income	763	781	741	2,303	2,181
Total revenue	$2,628	$2,591	$2,481	$7,857	$7,317
PCL	$284	$302	$340	$904	$961
Non-interest expense	1,243	1,234	1,169	3,682	3,516
Net income before income taxes	$1,101	$1,055	$972	$3,271	$2,840
Net income	$766	$736	$669	$2,279	$1,946
Revenue by business
Personal Financial Services	$1,421	$1,402	$1,339	$4,259	$3,915
Business Financial Services	644	622	618	1,903	1,829
Cards and Payment Solutions	563	567	524	1,695	1,573
Selected average balances and other information
ROE	34.7%	34.6%	34.9%	36.2%	35.6%
RORC	45.4%	45.0%	47.3%	47.8%	47.6%
NIM (1)	2.70%	2.76%	2.71%	2.75%	2.77%
Specific PCL as a % of average net loans and acceptances	.41%	.47%	.54%	.45%	.52%
Operating leverage	(.4)%	3.9%	3.0%	2.7%	3.1%
Average total earning assets (2)	$274,400	$268,800	$254,400	$269,800	$248,000
Average loans and acceptances (2)	271,700	266,400	251,700	267,100	246,500
Average deposits	193,000	187,700	177,400	189,400	173,800
AUA	141,100	141,200	130,800	141,100	130,800

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earning assets and Average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2010 of $37 billion and $4 billion, respectively (April 30, 2010 – $37 billion and $3 billion; July 31, 2009 – $37 billion and $4 billion).

Royal Bank of Canada        Third Quarter 2010        9

Q3 2010 vs. Q3 2009

Net income increased $97 million, or 14%, compared to the prior year, primarily reflecting strong volume growth across most businesses and lower PCL.

Total revenue increased $147 million, or 6%, from the previous year.

Personal Financial Services revenue increased $82 million, or 6%, reflecting strong volume growth in home equity products and personal deposits and loans. Higher mutual fund distribution fees on strong balance growth reflecting capital appreciation and net sales of long-term funds also contributed to the increase. These factors were partially offset by spread compression.

Business Financial Services revenue increased $26 million, or 4%, largely reflecting volume growth in deposits.

Cards and Payment Solutions revenue was up $39 million, or 7%, primarily reflecting strong transaction volume growth and lower funding costs.

Net interest margin was relatively flat as the impact of loan repricing activity was offset by narrower Prime/BA spread and higher mortgage breakage costs.

PCL decreased $56 million, or 16%, mainly reflecting lower write-offs in our credit card portfolio and lower provisions in unsecured personal and business lending portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense increased $74 million, or 6%, reflecting higher performance-related compensation, higher pension costs and higher costs in support of business growth. These factors were partially offset by our ongoing focus on cost management.

Q3 2010 vs. Q2 2010

Net income increased $30 million, or 4%, from the prior quarter, largely attributable to the positive impact of seasonal factors, including additional days in the quarter. Our earnings were also favourably impacted by volume growth across all businesses, lower marketing costs and lower PCL. This increase was partially offset by a gain on the sale of a portion of our remaining Visa shares of $34 million ($24 million after tax) in the prior quarter.

Q3 2010 vs. Q3 2009 (Nine months ended)

Net income increased $333 million, or 17%, from last year, largely reflecting strong volume growth across most businesses. Our earnings were also favourably impacted by lower PCL.

Total revenue increased $540 million, or 7%, primarily reflecting strong volume growth in home equity products and personal and business deposits, higher credit card transaction volumes, and higher mutual fund distribution fees on strong balance growth reflecting capital appreciation and net sales of long-term funds.

PCL decreased $57 million, or 6%. Lower provisions in our business lending and residential mortgage portfolios were partially offset by higher write-offs in our credit card portfolio.

Non-interest expense increased $166 million, or 5%. Higher costs in support of business growth, an increase in performance-related compensation, higher pension costs, the favourable resolution of a sales tax matter in the prior year, and higher marketing costs largely for our Olympic sponsorship, were partially offset by our ongoing focus on cost management.

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
(C$ millions, except percentage amounts)	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009
Net interest income	$75	$72	$84	$225	$312
Non-interest income
Fee-based revenue	594	579	528	1,747	1,582
Transaction and other revenue	375	324	406	1,111	1,112
Total revenue	$1,044	$975	$1,018	$3,083	$3,006
PCL	$3	$–	$–	$3	$–
Non-interest expense	806	828	777	2,440	2,421
Net income before income taxes	$235	$147	$241	$640	$585
Net income	$185	$90	$168	$494	$422
Revenue by business
Canadian Wealth Management	$354	$356	$326	$1,065	$963
U.S. & International Wealth Management	505	437	531	1,469	1,587
U.S. & International Wealth Management (US$ millions)	483	431	479	1,412	1,335
Global Asset Management	185	182	161	549	456
Selected other information
ROE	19.9%	9.6%	16.5%	17.3%	13.7%
RORC	75.9%	36.2%	59.2%	62.6%	47.8%
Pre-tax margin (1)	22.5%	15.1%	23.7%	20.8%	19.5%
Number of advisors (2)	4,388	4,435	4,528	4,388	4,528
AUA – Total	$501,000	$500,600	$491,300	$501,000	$491,300
– U.S. & International Wealth Management (US$ millions)	308,000	310,100	298,100	308,000	298,100
AUM	251,100	251,000	239,700	251,100	239,700

	For the three months ended		For the nine months ended
Estimated impact of US$ translation on key income statement items	Q3 2010 vs. Q2 2010	Q3 2010 vs. Q3 2009	Q3 2010 vs. Q3 2009
Impact on income increase (decrease):
Total revenue	$5	$(25)	$(180)
Non-interest expense	(5)	20	145
Net income	–	(5)	(30)
Percentage change in average US$ equivalent of C$1.00	(2)%	6%	14%

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents client-facing advisors across all our wealth management businesses.

10        Royal Bank of Canada        Third Quarter 2010

Q3 2010 vs. Q3 2009

Net income increased $17 million, or 10%, from a year ago, primarily due to a favourable accounting impact of $26 million ($24 million after-tax) related to the foreign currency translation on certain AFS securities, and a favourable income tax adjustment. The current quarter also included higher average fee-based client assets, a loss compared to a gain in the prior year on our stock-based compensation plan and spread compression.

Total revenue increased $26 million, or 3%, compared to last year.

Canadian Wealth Management revenue increased $28 million, or 9%, largely as a result of higher average fee-based client assets resulting from capital appreciation.

U.S. & International Wealth Management revenue decreased $26 million, or 5%. In U.S. dollars, revenue increased $4 million, or 1%, mainly due to the favourable accounting impact related to the foreign currency translation on certain AFS securities and higher average fee-based client assets resulting from capital appreciation. These factors were largely offset by a loss, as compared to a gain in the prior year, on our stock-based compensation plan in our U.S. brokerage business, higher fee waivers on money market funds and lower spreads on client cash deposits resulting from the continued low interest rate environment. The favourable accounting impact related to the foreign currency translation on certain AFS securities in the current quarter largely reversed the net unfavourable impact in the first two quarters of this year.

Global Asset Management revenue increased $24 million, or 15%, primarily due to higher average fee-based client assets resulting from capital appreciation and continued solid net sales of long-term funds.

Non-interest expense increased $29 million, or 4%, largely reflecting higher variable compensation driven by higher commission-based revenue. These factors were partially offset by the impact of a stronger Canadian dollar relative to the U.S. dollar, and the decrease in the fair value of our earned compensation liability related to our stock-based compensation plan.

Q3 2010 vs. Q2 2010

Net income increased $95 million from the previous quarter, mainly due to the favourable accounting impact noted above, as compared to an unfavourable accounting impact of $68 million ($61 million after-tax) last quarter, and a favourable income tax adjustment this quarter.

Q3 2010 vs. Q3 2009 (Nine months ended)

Net income increased $72 million, or 17%, from the prior year, mainly due to higher average fee-based client assets and transaction volumes, and favourable income tax adjustments recorded in the current year. These factors were partially offset by spread compression, and the impact of a stronger Canadian dollar relative to the U.S. dollar.

Total revenue increased $77 million, or 3%, largely reflecting higher average fee-based client assets and higher transaction volumes. These factors were partially offset by the impact of a stronger Canadian dollar relative to the U.S. dollar and spread compression.

Non-interest expense increased $19 million, or 1%, primarily due to higher variable compensation driven by higher commission-based revenue, and the increase in fair value of earned compensation liability related to our stock-based compensation plan. These factors were largely offset by the impact of a stronger Canadian dollar relative to the U.S. dollar, and the reversal of the remaining provision related to our support agreement for clients of Ferris, Baker Watts Inc. invested in the Reserve Primary Fund.

Insurance

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2010	2010	2009	2010	2009
Non-interest income
Net earned premiums	$1,257	$1,033	$986	$3,357	$2,791
Investment income (1)	454	225	522	927	1,183
Fee income	48	69	67	184	176
Total revenue	$1,759	$1,327	$1,575	$4,468	$4,150
Insurance policyholder benefits and claims (1)	$1,272	$933	$1,097	$3,168	$2,808
Insurance policyholder acquisition expense	187	163	156	517	479
Non-interest expense	142	136	135	407	414
Net income before income taxes	$158	$95	$187	$376	$449
Net income	$153	$107	$167	$378	$392
Revenue by business
Canadian Insurance	$724	$556	$726	$1,903	$1,977
U.S. Insurance	517	400	495	1,281	1,173
U.S. Insurance (US$ millions)	494	390	447	1,227	996
International and Other Insurance	518	371	354	1,284	1,000
Selected average balances and other information
ROE	37.0%	27.2%	48.0%	33.2%	38.5%
RORC	41.5%	30.5%	55.4%	37.5%	44.5%
Premiums and deposits (2)	$1,574	$1,318	$1,267	$4,274	$3,582
Fair value changes on investments backing policyholder liabilities (1)	230	30	338	338	688

	For the three months ended		For the nine months ended
Estimated impact of US$ and British pound translation on key income statement items	Q3 2010 vs. Q2 2010	Q3 2010 vs. Q3 2009	Q3 2010 vs. Q3 2009
Impact on income increase (decrease):
Total revenue	$10	$(50)	$(225)
PBCAE	(10)	45	215
Non-interest expense	–	–	10
Net income	–	(5)	–
Percentage change in average US$ equivalent of C$1.00	(2)%	6%	14%
Percentage change in average British pound equivalent of C$1.00	0%	16%	12%

(1)	Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Royal Bank of Canada        Third Quarter 2010        11

Q3 2010 vs. Q3 2009

Net income decreased $14 million, or 8%, from a year ago, primarily due to unfavourable life policyholder experience and higher disability and auto claims costs. These factors were partially offset by volume growth, largely in our International and Other business, higher investment gains, the favourable impact of a new U.K. annuity reinsurance arrangement, and a higher level of favourable actuarial adjustments reflecting management actions and assumption changes.

Total revenue increased $184 million, or 12%, compared to the prior year.

Canadian Insurance revenue decreased $2 million, largely due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in PBCAE. This was largely offset by volume growth in life, home and auto products, and higher investment gains.

U.S. Insurance revenue was up $22 million, or 4%. In U.S. dollars, revenue was up $47 million, or 11%, mainly due to an increase in annuity volumes. This was partially offset by the change in fair value of investments backing our life and annuity policyholder liabilities. These items were largely offset in PBCAE.

International and Other Insurance revenue increased $164 million, or 46%, largely due to the impact of the timing of the annual European life reinsurance contract renewals and volume growth in our annuity and European life reinsurance products.

PBCAE increased $206 million, or 16%, primarily reflecting the impact of the timing of the annual European life reinsurance contract renewals, higher costs commensurate with the increased annuity volumes, unfavourable life policyholder experience, and higher disability and auto claims costs. These factors were partially offset by the change in fair value of investments and the impact of the stronger Canadian dollar.

Non-interest expense was up $7 million, or 5%, mainly due to higher costs in support of volume growth, partially offset by our ongoing focus on cost management.

Q3 2010 vs. Q2 2010

Net income increased $46 million, or 43%, from the prior quarter, mainly due to higher investment gains, the favourable impact of a new U.K. annuity reinsurance arrangement in the current quarter, and a higher level of favourable actuarial adjustments.

Q3 2010 vs. Q3 2009 (Nine months ended)

Net income was down $14 million, or 4%, from the previous year, largely as a result of higher disability and auto claims costs and unfavourable life policyholder experience, partially offset by volume growth mainly in our International and Other business, higher investment gains and a higher level of favourable actuarial adjustments.

Total revenue increased $318 million, or 8%, mainly due to volume growth across all businesses, including annuity growth in our International and U.S. businesses. This was partially offset by the change in fair value of investments and the impact of the stronger Canadian dollar. The annuity volumes and the change in fair value of investments were largely offset in PBCAE.

PBCAE increased $398 million, or 12%, primarily reflecting higher costs commensurate with volume growth across all businesses, higher disability and auto claims costs, and unfavourable life policyholder experience. These factors were partially offset by the change in fair value of investments and the impact of the stronger Canadian dollar.

Non-interest expense was down $7 million, or 2%, mainly due to our ongoing focus on cost management and the impact of the stronger Canadian dollar relative to the U.S. dollar. These factors were largely offset by higher costs in support of volume growth.

International Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2010	2010	2009	2010	2009
Net interest income	$340	$351	$423	$1,011	$1,296
Non-interest income	224	252	230	704	710
Total revenue	$564	$603	$653	$1,715	$2,006
PCL	$192	$185	$230	$552	$751
Non-interest expense	524	510	577	1,544	1,790
Goodwill impairment charge	–	–	–	–	1,000
Net (loss) before income taxes and NCI in subsidiaries	$(152)	$(92)	$(154)	$(381)	$(1,535)
Net (loss)	$(76)	$(27)	$(95)	$(160)	$(1,321)
Revenue by business
Banking (1)	$393	$447	$476	$1,229	$1,458
RBC Dexia IS (1)	171	156	177	486	548
Selected average balances and other information
ROE	(5.3)%	(2.5)%	(6.3)%	(4.0)%	(22.5)%
RORC	(11.5)%	(5.4)%	(14.2)%	(9.1)%	(58.1)%
Specific PCL as a % of average net loans and acceptances	2.59%	2.58%	2.69%	2.47%	2.72%
Average loans and acceptances	$29,400	$29,300	$33,900	$29,800	$37,000
Average deposits	46,200	44,300	49,500	45,900	52,700
AUA – RBC (2)	7,900	7,300	7,400	7,900	7,400
– RBC Dexia IS (3)	2,652,500	2,481,900	2,197,500	2,652,500	2,197,500
AUM – RBC (2)	2,600	2,600	3,800	2,600	3,800

	For the three months ended		For the nine months ended
Estimated impact of US$, Euro and TTD translation on key income statement items	Q3 2010 vs. Q2 2010	Q3 2010 vs. Q3 2009	Q3 2010 vs. Q3 2009
Impact on income increase (decrease):
Total revenue	$(5)	$(55)	$(220)
PCL	(5)	10	75
Non-interest expense	–	50	190
Net income	–	–	15
Percentage change in average US$ equivalent of C$1.00	(2)%	6%	14%
Percentage change in average Euro equivalent of C$1.00	6%	20%	14%
Percentage change in average TTD equivalent of C$1.00	(2)%	8%	16%

(1)	RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT, reported on a one-month lag.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

12        Royal Bank of Canada        Third Quarter 2010

Q3 2010 vs. Q3 2009

Net loss of $76 million compares to a net loss of $95 million a year ago, mainly due to lower PCL in our U.S. banking portfolio and higher earnings at RBC Dexia IS. These factors were partially offset by an accounting adjustment recorded in the current quarter related to the reclassification of certain AFS securities to loans in the prior year.

Total revenue decreased $89 million, or 14%, from last year.

Banking revenue was down $83 million, or 17%. In U.S. dollars, Banking revenue decreased $52 million, or 12%, largely due to the accounting adjustment noted above, a strategic reduction in our U.S. banking portfolio and higher losses on foreclosed assets.

RBC Dexia IS revenue decreased $6 million, or 3%, mainly reflecting the impact of the stronger Canadian dollar, which was approximately $30 million. Higher transaction volumes and higher fee-based client assets as a result of capital appreciation were partially offset by lower spreads on client cash deposits due to the continued low interest rate environment.

PCL decreased $38 million, or 17%, largely reflecting lower provisions in U.S. banking, primarily in our residential builder finance portfolio and the impact of the stronger Canadian dollar, partially offset by higher provisions in our Caribbean portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense was down $53 million, or 9%, largely reflecting the impact of the stronger Canadian dollar and higher Federal Deposit Insurance Corporation (FDIC) costs due to a special assessment levied against all U.S. banks in the prior year.

Q3 2010 vs. Q2 2010

Net loss of $76 million compares to a net loss of $27 million last quarter, mainly reflecting the favourable accounting impact related to the foreign currency translation on certain AFS securities recorded in the prior quarter and higher losses on our AFS securities in the current quarter. Losses on our trading portfolios as compared to gains in the prior quarter also contributed to the decrease.

Q3 2010 vs. Q3 2009 (Nine months ended)

Net loss of $160 million compares to a net loss of $1,321 million last year, mainly reflecting the prior year goodwill impairment charge of $1 billion on both a before and after-tax basis. Our improved results also reflected lower PCL and our continued focus on cost management. These factors were partially offset by higher losses on our AFS securities in both Caribbean and U.S. banking in the current period.

Total revenue decreased $291 million, or 15%, primarily reflecting the impact of the stronger Canadian dollar and higher losses on our AFS securities.

PCL decreased $199 million, or 26%, largely as a result of lower provisions in U.S. banking, primarily in our residential builder finance portfolio, the impact of the stronger Canadian dollar, lower new impaired loans in our U.S. lot loan portfolio, and provisions on certain AFS securities reclassified to loans recorded in the prior year. These factors were partially offset by higher provisions in the Caribbean.

Non-interest expense was down $246 million, or 14%, primarily due to the impact of the stronger Canadian dollar and our continued focus on cost management, including the ongoing restructuring of our U.S. banking business.

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2010	2010	2009	2010	2009
Net interest income (1)	$638	$660	$890	$2,027	$2,678
Non-interest income	316	940	1,224	2,367	2,411
Total revenue (1)	$954	$1,600	$2,114	$4,394	$5,089
PCL	$(9)	$21	$177	$42	$482
Non-interest expense	674	862	1,085	2,487	2,802
Net income before income taxes and NCI in subsidiaries	$289	$717	$852	$1,865	$1,805
Net income	$201	$502	$562	$1,274	$1,207
Revenue by business
Capital Markets Sales and Trading	$415	$1,172	$1,768	$2,854	$3,909
Corporate and Investment Banking	539	428	346	1,540	1,180
Selected average balances and other information
ROE	9.2%	25.8%	26.1%	20.4%	18.8%
RORC	10.5%	29.6%	29.9%	23.3%	21.8%
Average trading securities	$133,300	$126,300	$118,600	$131,000	$119,800
Specific PCL as a % of average net loans and acceptances	(.12)%	.29%	1.96%	.19%	1.55%
Average loans and acceptances	$29,200	$29,000	$35,900	$29,900	$41,600
Average deposits	95,900	89,900	95,000	91,900	113,800

Estimated impact of US$, British pound and Euro translation on key income statement items	For the three months ended		For the nine months ended
	Q3 2010 vs. Q2 2010	Q3 2010 vs. Q3 2009	Q3 2010 vs. Q3 2009
Impact on income increase (decrease):
Total revenue	$15	$(35)	$(400)
Non-interest expense	(5)	35	185
Net income	5	5	(120)
Percentage change in average US$ equivalent of C$1.00	(2)%	6%	14%
Percentage change in average British pound equivalent of C$1.00	0%	16%	12%
Percentage change in average Euro equivalent of C$1.00	6%	20%	14%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three months ended July 31, 2010 was $83 million (April 30, 2010 – $127 million; July 31, 2009 – $127 million). For further discussion, refer to the How we measure and report our business segments section of our 2009 Annual Report.

Royal Bank of Canada        Third Quarter 2010        13

Q3 2010 vs. Q3 2009

Net income of $201 million decreased $361 million as volatility and general uncertainty over global capital markets caused by the European sovereign debt crisis led to declines in client volume and tightening of spreads, particularly in the early part of the quarter. The prior year reflected strong trading results from favourable market opportunities. The decrease was partially offset by lower PCL and stronger results in our investment banking business.

Total revenue decreased $1,160 million from the prior year.

Sales and Trading revenue decreased $1,353 million as concerns over the global economic recovery, European sovereign debt crisis, U.S. regulatory reform and volatility resulted in significantly lower client volumes, tightening spreads and higher funding costs. This negatively impacted our global fixed income, U.S. based equity and money market businesses, particularly in the early part of the quarter. Losses of $100 million ($47 million after-tax and related compensation adjustments) on our U.S. subprime assets hedged with MBIA, and $73 million ($25 million after-tax and related compensation adjustments) relating to our bank-owned life insurance stable value contracts (BOLI) also contributed to the decrease.

Corporate and Investment Banking revenue increased $193 million largely reflecting stronger results in investment banking as loan syndication and M&A activity increased, mainly in the U.S. and municipal banking business improved, and gains on credit default swaps used to economically hedge our corporate loan portfolio.

During the current quarter we had a recovery of credit losses of $9 million, largely comprised of recoveries on a few large accounts that more than offset PCL in the quarter. This compared to PCL of $177 million in the prior year. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $411 million, or 38%, largely due to reduced variable compensation reflecting lower results.

Q3 2010 vs. Q2 2010

Net income decreased $301 million largely due to lower global fixed income trading results reflecting volatility, narrow bid/ask spreads and general uncertainty in global capital markets. A loss of $100 million ($47 million after-tax and related compensation adjustments) on our U.S. subprime assets hedged with MBIA as compared to a gain of $182 million ($84 million after-tax and related compensation adjustments) in the prior quarter, and a loss of $73 million ($25 million after-tax and related compensation adjustments) relating to BOLI as compared to a gain of $28 million ($10 million after-tax and related compensation adjustments) in the prior quarter also contributed to the decrease. These factors were partially offset by stronger results in our investment banking business as higher equity origination, loan syndication and M&A activity increased in all geographies and municipal banking business improved, and gains on credit default swaps used to economically hedge our corporate loan portfolio.

Q3 2010 vs. Q3 2009 (Nine months ended)

Net income of $1,274 million increased $67 million, or 6%, from a year ago largely reflecting lower PCL and higher M&A activity, partially offset by lower trading revenues.

Total revenue decreased $695 million, or 14%, largely reflecting significantly lower trading revenue in our global fixed income business. The decrease in revenue was partially offset by a gain of $38 million ($17 million after-tax and compensation adjustments) in the current period as compared to a loss of $530 million ($242 million after-tax and related compensation adjustments) in the prior year relating to our U.S. subprime assets, hedged with MBIA, as well as a gain of $9 million ($3 million after-tax and related compensation adjustments) as compared to a loss of $31 million ($11 million after-tax and related compensation adjustments) relating to BOLI in the prior year. The prior year was also impacted by other remaining market environment-related losses of $959 million ($420 million after-tax and related compensation adjustments). The decline was partially offset by stronger results in our investment banking business as equity origination, loan syndication and M&A activity increased, largely in the U.S. and municipal banking business improved, and gains on credit default swaps used to economically hedge our corporate loan portfolio.

PCL decreased $440 million, primarily reflecting several provisions in our portfolio in the prior period and recoveries of a few large accounts in the current period.

Non-interest expense decreased $315 million, or 11%, mainly due to lower variable compensation reflecting lower trading results.

Corporate Support

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2010	2010	2009 (1)	2010	2009 (1)
Net interest income (2)	$(170)	$(194)	$(233)	$(623)	$(757)
Non-interest income	48	65	215	234	836
Total revenue (2)	$(122)	$(129)	$(18)	$(389)	$79
PCL (3)	$(38)	$(4)	$23	$(72)	$336
Non-interest expense	(12)	2	12	15	9
Net (loss) before income taxes and NCI in subsidiaries (2)	$(72)	$(127)	$(53)	$(332)	$(266)
Net income (loss)	$47	$(79)	$90	$(163)	$(25)
Securitization
Total securitizations sold and outstanding (4)	$31,780	$30,651	$32,155	$31,780	$32,155
New securitization activity in the period (5)	2,707	492	2,330	4,217	17,259

(1)	Certain amounts have been reclassified. For further details, refer to the How we measure and report our business segments section.
(2)	Teb – these amounts included the elimination of adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended July 31, 2010 was $83 million (April 30, 2010 – $127 million; July 31, 2009 – $127 million).
(3)	PCL in Corporate Support primarily comprises the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and an amount related to the reclassification of certain AFS securities to loans recorded in the prior year. For further information, refer to the How we measure and report our business segments section.
(4)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(5)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 of our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

14        Royal Bank of Canada        Third Quarter 2010

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year analysis is not relevant. The following identifies the material items affecting the reported results in each period.

Q3 2010

Net income was $47 million mainly due to a favourable income tax audit related to a prior year.

Q2 2010

Net loss of $79 million mainly included income tax adjustments and a general provision of $27 million ($18 million after-tax).

Q3 2009

Net income was $90 million for the three month period. This mainly reflected securitization gains, net of economic hedging activities, and income tax and accounting adjustments. These factors were partially offset by losses on fair value adjustments of $83 million ($58 million after-tax) on certain RBC debt designated as HFT, and a general provision for credit losses of $61 million ($40 million after-tax).

Q3 2010 (Nine months ended)

Net loss of $163 million largely reflected the net unfavourable tax and accounting adjustments, and the unfavourable cumulative accounting adjustments of $51 million ($36 million after-tax) related to securitization activity.

Q3 2009 (Nine months ended)

Net loss of $25 million included a general provision for credit losses of $433 million ($287 million after-tax), losses of $234 million ($171 million after-tax) on certain AFS securities and losses on fair value adjustments of $186 million ($129 million after-tax) on certain RBC debt designated as HFT. These factors were partially offset by securitization gains inclusive of new and re-investment related activities, net of economic hedging activities, totaling $821 million ($563 million after-tax) reflecting a higher than historical level of securitization activity. Income tax and accounting adjustments also decreased our net loss.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters.

	2010			2009				2008
(C$ millions, except percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net interest income	$2,748	$2,699	$2,747	$2,876	$2,904	$2,914	$2,847	$2,634
Non-interest income	4,079	4,268	4,587	4,583	4,919	3,847	4,216	2,435
Total revenue	$6,827	$6,967	$7,334	$7,459	$7,823	$6,761	$7,063	$5,069
PCL	432	504	493	883	770	974	786	619
PBCAE	1,459	1,096	1,130	1,322	1,253	958	1,076	(86)
Non-interest expense	3,377	3,572	3,626	3,606	3,755	3,575	3,622	2,989
Goodwill impairment charge	–	–	–	–	–	1,000	–	–
Net income before income taxes and NCI in subsidiaries	$1,559	$1,795	$2,085	$1,648	$2,045	$254	$1,579	$1,547
Income taxes	257	443	565	389	449	266	464	428
NCI in net income of subsidiaries	26	23	23	22	35	38	5	(1)
Net income (loss)	$1,276	$1,329	$1,497	$1,237	$1,561	$(50)	$1,110	$1,120
Effective income tax rate	16.5%	24.7%	27.1%	23.6%	22.0%	104.7%	29.4%	27.7%
Period average US$ equivalent of C$1.00	$.957	$.973	$.945	$.924	$.900	$.805	$.815	$.901

Notable items affecting our consolidated results

The items below have affected our results over the last eight quarters:

•	We made significant additions to our general provision from the fourth quarter of 2008 to the fourth quarter of 2009.
•	Market environment-related losses adversely affected our results, mainly in the fourth quarter of 2008 and the first half of 2009.
•	In the second quarter of 2009, we recorded a goodwill impairment charge in International Banking of $1 billion.
•

In the fourth quarter of 2008, we recorded a reduction of the Enron Corp. related litigation provision of $542 million with the remaining $53 million of this provision released in the first quarter of 2010.

•	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Trend analysis

Challenging economic and market conditions impacted our earnings, particularly from the last quarter of 2008 to the second quarter of 2009. Since that period, we have seen continued improvement in economic conditions although there is currently general uncertainty over global markets.

Revenue generally trended higher until Q3 2009, mainly resulting from solid volume growth in Canadian Banking, strong trading revenue, changes in the fair value of our investment portfolios backing our life and health policyholder liabilities in Insurance, largely offset in PBCAE, and revenue growth in our wealth management businesses. These factors were partially offset by market environment-related losses. Since Q1 2010, revenue has declined largely due to significant decreases in trading revenue reflecting global market uncertainty. Spread compression in our banking-related wealth management businesses have also contributed to the decrease.

Royal Bank of Canada        Third Quarter 2010        15

PCL has generally fluctuated over the period due to credit deterioration mainly related to the challenging economic environment. However, over the last three quarters, PCL has decreased from the elevated levels in 2009, reflecting stabilizing asset quality. For further details, refer to the Credit quality performance section.

PBCAE has been subject to quarterly fluctuations resulting from changes in the fair value of investments backing our life and health policyholder liabilities due to market volatility, higher costs commensurate with volume growth, actuarial liability adjustments and claims experience.

Non-interest expense has generally remained flat since the first quarter of 2009, which reflects the results of our ongoing focus on cost management. Higher variable compensation resulting from strong performance and increased costs in support of business growth, partly due to changes in the regulatory environment, have largely offset our cost management efforts.

Our effective income tax rate has generally fluctuated over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates, a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends), and tax adjustments. The goodwill impairment charge and a reduction in statutory Canadian corporate income tax rates over the period also impacted our effective income tax rate.

Results by geographic segment (1)

	For the three months ended									For the nine months ended
	July 31			April 30			July 31			July 31			July 31
	2010			2010			2009			2010			2009
(C$ millions)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,216	$1,562	$1,049	$4,191	$1,556	$1,220	$4,534	$2,007	$1,282	$12,761	$4,917	$3,450	$13,015	$5,860	$2,772
Net income (loss)	$1,178	$1	$97	$991	$38	$300	$1,183	$31	$347	$3,128	$311	$663	$3,259	$(1,028)	$390

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 of our 2009 Annual Report.

Q3 2010 vs. Q3 2009

Net income in Canada of $1,178 million was essentially flat compared to the prior year, as lower trading revenue was largely offset by volume growth in Canadian Banking and a decrease in PCL.

U.S. net income was down $30 million as compared to last year. Lower trading revenue was partly offset by lower variable compensation, lower PCL and gains on credit default swaps as compared to losses in the prior year.

Other International net income of $97 million was down $250 million compared to the previous year. The decrease was mainly due to lower trading revenue. These factors were partly offset by gains, as compared to losses last year, on fair value adjustments on certain RBC debt designated as HFT.

Q3 2010 vs. Q2 2010

Net income in Canada was up $187 million, or 19%, from last quarter, mainly due to the favourable impact of seasonal factors, including additional days in the quarter, strong volume growth in Canadian Banking and higher securitization gains. These factors were partially offset by lower trading revenue.

U.S. net income of $1 million was down $37 million compared to the prior quarter, mainly due to lower trading revenue and higher losses on certain of our AFS securities.

Other International net income of $97 million compared to net income of $300 million in the previous quarter, mainly reflecting losses on certain of our HFT securities, as compared to gains in the prior quarter.

Q3 2010 vs. Q3 2009 (Nine months ended)

Net income in Canada of $3,128 million was down $131 million, or 4%, from a year ago, mainly reflecting lower securitization gains and higher costs in support of business growth. These factors were partially offset by strong volume growth in Canadian Banking, and lower PCL.

U.S. net income of $311 million compares to a net loss of $1,028 million, mainly reflecting the prior year goodwill impairment charge. Our improved results also reflected lower PCL. These factors were partially offset by lower trading revenue and the impact of the stronger Canadian dollar.

Other International net income of $663 million was up $273 million, largely reflecting lower losses on certain of our HFT securities. This was partially offset by spread compression in certain businesses, and higher PCL.

16        Royal Bank of Canada        Third Quarter 2010

Financial condition

Condensed balance sheets (1)

	As at
	July 31	April 30	July 31
(C$ millions)	2010	2010	2009
Assets
Cash and due from banks	$9,056	$8,757	$7,966
Interest-bearing deposits with banks	11,421	8,888	8,647
Securities	192,739	188,236	182,792
Assets purchased under reverse repurchase agreements and securities borrowed	68,200	52,804	43,652
Loans (net of allowance for loan losses)
Retail loans	216,878	211,839	197,755
Wholesale loans	72,041	71,230	79,397
Other – Derivatives	96,436	78,066	101,086
– Other	37,653	35,316	38,838
Total assets	$704,424	$655,136	$660,133
Liabilities and shareholders’ equity
Deposits	$418,975	$397,840	$404,708
Other – Derivatives	100,003	77,859	91,963
– Other	137,313	131,919	117,639
Subordinated debentures	6,661	5,813	6,486
Trust capital securities	744	1,398	1,395
NCI in subsidiaries	2,215	2,243	2,135
Total liabilities	$665,911	$617,072	$624,326
Total shareholders’ equity	38,513	38,064	35,807
Total liabilities and shareholders’ equity	$704,424	$655,136	$660,133

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 1 of our 2009 Annual Report.

Our consolidated balance sheet was impacted by foreign currency translation which reduced our total assets by approximately $16 billion due to the strengthening of the Canadian dollar compared to last year.

Q3 2010 vs. Q3 2009

Total assets were up $44 billion, or 7%, from the prior year. Although uncertainty in global capital markets generally reduced client activity, certain businesses benefited from higher client activity.

Interest-bearing deposits with banks increased $3 billion, or 32%, largely reflecting higher collateral requirements due to higher derivative liabilities mark-to-market adjustments.

Securities were up $10 billion, or 5%, primarily due to increased positions for government debt instruments for liquidity management purposes, increased volume from our primary dealer activities and improved market conditions in certain businesses. These factors were partially offset by the impact of the stronger Canadian dollar.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $25 billion, or 56%, mainly attributable to higher market activity in certain businesses, increased volume from our primary dealer activities and, increased positions in government debt instruments for liquidity management purposes.

Loans were up $12 billion, or 4%, predominantly due to strong retail lending growth mainly as a result of volume growth in Canadian home equity products. This was partially offset by a decrease in our wholesale loans primarily due to repayments and reduced utilization of lending facilities by our clients and the impact of the stronger Canadian dollar particularly on our wholesale loans.

Derivative assets decreased $5 billion, or 5%, due to lower fair values resulting primarily from the impact of the stronger Canadian dollar on U.S. dollar-denominated derivative assets and a strategic reduction in certain derivative positions partially offset by the impact of decreasing interest rates on receive fixed rate positions.

Other assets were down $1 billion, or 3%, mainly attributable to a decrease in utilization levels for bankers’ acceptances as a result of improved markets.

Total liabilities were up $42 billion, or 7%.

Deposits increased $14 billion, or 4%, mainly reflecting increased demand for our high-yield savings and other product offerings. This was partially offset by the impact of the stronger Canadian dollar.

Derivative liabilities increased $8 billion, or 9%, due to higher fair values resulting primarily from the impact of decreasing interest rates on pay fixed rate positions partially offset by the impact of the stronger Canadian dollar on U.S. dollar-denominated derivative liabilities and a strategic reduction in certain derivative positions.

Other liabilities increased $20 billion, or 17%, mainly resulting from an increase in obligations related to securities sold short and an increase in repurchase agreements, both largely due to increased volume from our primary dealer activities and higher market activity in certain businesses, partially offset by the impact of the stronger Canadian dollar.

Shareholders’ equity increased $3 billion, or 8%, largely reflecting earnings, net of dividends.

Q3 2010 vs. Q2 2010

Total assets were up $49 billion, or 8%, from the prior quarter.

Interest-bearing deposits with banks increased $3 billion, or 28%, largely reflecting higher pledging collateral requirements as previously noted.

Securities were up $5 billion, or 2%, primarily due to an increase in government debt instruments for liquidity management purposes and the favourable impact of the weaker Canadian dollar, partially offset by a decrease in corporate debt from a seasonal decrease in trading volumes in certain businesses and increased volatility from sovereign debt concerns.

Reverse repos and securities borrowed were up $15 billion, or 29%, mainly reflecting higher market activity in certain businesses, increased volume from our primary dealer activities, and increased positions in government debt instruments for liquidity management purposes.

Loans were up $6 billion, or 2%, largely due to an increase in retail loans from strong volume growth in Canadian home equity products.

Derivative assets were up $18 billion or 24%, due to higher fair values resulting primarily from the impact of decreasing interest rates on receive fixed rate positions and the impact of the weaker Canadian dollar on U.S. dollar-denominated derivative assets.

Total liabilities were up $49 billion, or 8%.

Deposits increased $21 billion, or 5%, reflecting an increase in personal demand deposits resulting from strong demand for our high yield savings and other product offerings.

Derivative liabilities were up $22 billion or 28%, due to higher fair values resulting primarily from the impact of decreasing interest rates on pay fixed rate positions and the impact of the weaker Canadian dollar on U.S. dollar-denominated derivative liabilities.

Other liabilities increased $5 billion, or 4%, mainly reflecting an increase in repurchase agreements due to increased market activities.

Royal Bank of Canada        Third Quarter 2010        17

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 33 to 37 of our 2009 Annual Report.

Securitizations

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt. The following discussion highlights the notional value of securitization activities that impacted our results of operations for the quarter and nine months ended July 31, 2010. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Q3 2010 (Three months ended)

During the third quarter of 2010, we securitized $5.0 billion of Canadian and U.S. residential mortgages, of which $1.6 billion were sold and the remaining $3.4 billion were retained.

Q3 2010 (Nine months ended)

For the nine months ended July 31, 2010, we securitized $12.3 billion of residential mortgages, of which $3.6 billion were sold and the remaining $8.7 billion were retained. Our securitization activity this year was lower compared to the prior year primarily because we have not participated in the Government of Canada’s Insured Mortgage Purchase Program subsequent to September 2009. We also securitized $1.3 billion in credit card loans during the three and nine months ended July 31, 2010.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs), which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to Note 1 and Note 6 to our 2009 Annual Consolidated Financial Statements for information about our involvement with VIEs that we have consolidated (on-balance sheet) and that we have not consolidated (off-balance sheet). The following table summarizes VIEs in which we have significant variable interests, but have not consolidated (off-balance sheet).

	As at
	July 31 2010		April 30 2010		July 31 2009
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$22,721	$23,030	$21,389	$21,671	$29,264	$29,694
Structured finance VIEs	8,276	2,064	8,856	2,443	8,649	2,594
Credit investment product VIEs	515	19	643	222	1,055	670
Third-party conduits (4)	–	–	–	–	575	250
Investment funds (5)	109	33	66	27	131	49
Other	210	80	398	118	320	103
Total	$31,831	$25,226	$31,352	$24,481	$39,994	$33,360

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2009 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Represents multi-seller conduits administered by us.
(4)	Our exposure to this entity has been eliminated as the transaction was repaid in full and terminated during the second quarter of 2010.
(5)	The increase in our exposure relates primarily to one entity in which we have significant variable interest.

Our maximum exposure to loss has decreased significantly since the prior year primarily due to RBC-administered multi-seller conduits, where we continue to focus on selective origination.

Approximately 83% of assets in unconsolidated VIEs in which we have significant variable interests were internally rated A or above, compared to 84% in the prior year and 82% in the prior quarter. For multi-seller conduits, 96% of assets were internally rated A or above, compared to 95% in the prior year and 95% in the prior quarter. For structured finance VIEs, 56% of assets were internally rated A or above compared to 57% in the prior year and 59% in the prior quarter.

Approximately 79% of the assets in unconsolidated VIEs were originated in the U.S. This is consistent with the prior year and quarter. Approximately 13% of the assets in unconsolidated VIEs were originated in Canada compared to 20% in the prior year and 14% in the prior quarter. The decrease in assets originated in Canada since the prior year primarily reflected the amortization of existing transactions.

The assets in unconsolidated VIEs as at July 31, 2010 have varying maturities and a remaining expected weighted average life of approximately 4.0 years.

18        Royal Bank of Canada        Third Quarter 2010

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. The following table summarizes assets held by the multi-seller conduits by underlying securitized asset type.

Maximum exposure to loss by client asset type

	As at
(C$ millions)	July 31 2010	April 30 2010	July 31 2009
Outstanding securitized assets
Credit cards	$8,092	$8,028	$11,529
Auto loans and leases	5,513	4,159	6,493
Trade receivables	2,682	2,738	3,436
Student loans	2,722	2,430	3,009
Asset-backed securities	1,980	2,006	2,304
Equipment receivables	1,466	1,600	1,718
Other	575	710	1,205
Total	$23,030	$21,671	$29,694

Our overall exposure has decreased significantly compared to the prior year reflecting the decrease in assets financed by multi-seller conduits due to continued selective origination of new business and amortization of existing transactions. Over 99% of the outstanding securitized assets of the multi-seller conduits are internally rated as investment grade. Less than 1% of outstanding securitized assets are comprised of U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans. The remaining expected weighted average life of the assets is approximately 2.2 years. Assets of the U.S. multi-seller conduits include $2.1 billion of asset-backed securities. There are no asset-backed securities in the Canadian multi-seller conduits.

We provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. The notional amount of backstop liquidity facilities we provide totaled $23.1 billion, a decrease of $6.7 billion or 22% from the prior year and an increase of $1.4 billion from the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.5 billion, a decrease of $153 million from the prior year and $5 million from the prior quarter. The partial credit enhancement facilities we provide totaled $2.3 billion, a decrease of $697 million from the prior year and an increase of $135 million from the prior quarter. The decrease in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year reflected the decrease in the outstanding securitized assets of the multi-seller conduits during that time, as noted above.

The total asset-backed commercial paper (ABCP) issued by the conduits amounted to $13.8 billion, a decrease of $8.4 billion or 38% since the prior year and an increase of $379 million from the prior quarter. Of the total amount issued, 67% is rated within the top ratings category of those rating agencies that rate the ABCP, compared to 71% in the prior year and 66% in the prior quarter. The remaining amount is rated in the second highest ratings category of these agencies. The decrease in the amount of ABCP issued by the multi-seller conduits compared to the prior year reflects the decrease in the outstanding securitized assets of the multi-seller conduits during that time, as noted above. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory was $16 million, a decrease of $187 million from the prior year and an increase of $10 million from the prior quarter. The fluctuations in inventory held compared to the prior year and prior quarter reflects normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products amounted to $76 billion compared to $97 billion in the prior year and $77 billion in the prior quarter.

The decline compared to the prior year relates primarily to fewer backstop liquidity facilities, credit derivatives and written put options. For further details on Guarantees, refer to Note 13 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2010        19

Risk, capital and liquidity management

Credit risk

Credit risk exposure by portfolio and sector

	As at
	July 31 2010						April 30 2010	July 31 2009
	Lending-related and other			Trading-related
	Loans and acceptances		Other	Repo-style transactions	Over-the- counter derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
(C$ millions)	Outstanding	Undrawn commitments
Residential mortgages	$128,077	$12	$226	$–	$–	$128,315	$125,669	$119,225
Personal	78,452	59,606	56	–	–	138,114	133,007	112,863
Credit cards	9,044	27,220	–	–	–	36,264	41,148	28,512
Small business (3)	2,721	3,049	46	–	–	5,816	5,780	5,203
Retail	$218,294	$89,887	$328	$–	$–	$308,509	$305,604	$265,803
Business (3)
Agriculture	$4,824	$488	$21	$–	$6	$5,339	$5,536	$5,572
Automotive	3,639	1,496	145	–	410	5,690	5,683	5,878
Consumer goods	5,934	2,380	499	–	185	8,998	8,835	9,205
Energy	5,537	8,794	2,063	–	1,326	17,720	18,318	20,113
Non-bank financial services	2,841	6,001	6,075	72,754	9,663	97,334	90,902	76,531
Forest products	836	362	89	–	15	1,302	1,321	1,463
Industrial products	3,863	2,247	391	–	145	6,646	6,558	7,041
Mining & metals	714	1,474	638	–	215	3,041	2,997	4,003
Real estate & related	19,181	2,697	1,255	–	255	23,388	23,710	26,083
Technology & media	2,351	2,909	326	–	580	6,166	6,156	6,388
Transportation & environment	3,963	2,581	498	–	691	7,733	7,404	7,085
Other	21,899	4,558	6,269	14,475	6,103	53,304	45,620	53,199
Sovereign (3)	3,722	3,505	24,908	4,905	8,065	45,105	41,697	35,616
Bank (3)	2,090	636	46,233	60,354	27,122	136,435	118,871	129,963
Wholesale	$81,394	$40,128	$89,410	$152,488	$54,781	$418,201	$383,608	$388,140
Total exposure	$299,688	$130,015	$89,738	$152,488	$54,781	$726,710	$689,212	$653,943

(1)	Credit equivalent amount after factoring in master netting agreements.
(2)	Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credits are included in Personal.
(3)	Refer to Note 4 to our 2009 Annual Consolidated Financial Statements for the definition of these terms.

Q3 2010 vs. Q3 2009

Total gross credit risk exposure increased $73 billion, or 11%, from a year ago, reflecting increases in both retail and wholesale portfolios.

Retail exposure increased $43 billion, or 16%, driven by the implementation of updated risk parameters for undrawn commitments and the realignment of the retail risk rating system in the first quarter of 2010 using recent credit experience. Strong volume growth in Canadian home equity products also contributed to the increase. The use of guarantees and collateral represents an integral part of our credit risk mitigation in the retail portfolio. Insured mortgages account for 21% of our residential mortgage portfolio and secured personal lending represents 56% of personal loans outstanding.

Wholesale exposure increased $30 billion, or 8%, largely attributable to increases in repo-style transactions and other exposure, partially offset by decreases in loans and acceptances outstanding, and over-the-counter derivatives. Repo-style transactions increased $30 billion, primarily in non-bank financial services, reflecting higher market activity in certain businesses, increased volume from our primary dealer activities and increased positions for government debt instruments for liquidity management purposes. Other exposure increased $13 billion in bank and sovereign, largely attributable to higher guarantee and securities exposures. Loans and acceptances decreased $9 billion, predominantly in the corporate portfolio across all sectors largely reflecting reduced utilization and the impact of the stronger Canadian dollar. Over-the-counter derivatives exposure decreased $6 billion, due to lower fair values resulting largely from the impact of the stronger Canadian dollar on U.S. dollar-denominated derivative assets and a strategic reduction in certain derivative positions, partially offset by the impact of decreasing interest rates on receive fixed rate positions.

Q3 2010 vs. Q2 2010

Total gross credit risk exposure increased $37 billion from the prior quarter.

Retail exposure increased $3 billion, or 1%, largely driven by growth in Canadian home equity products and partially offset by a decline in the credit cards portfolio largely due to securitization activity during the quarter.

Wholesale exposure increased $35 billion, or 9%, mainly due to increases in repo-style transactions, other, and over-the-counter derivatives exposures. Repo-style transactions increased $16 billion, largely in bank and non-bank financial services, and other exposure increased by $12 billion, largely in bank and sovereign, due to the same reasons noted above. Over-the-counter derivatives exposure increased $5 billion due to higher fair values resulting primarily from the impact of decreasing interest rates on receive fixed rate positions and the impact of the weaker Canadian dollar on U.S. dollar-denominated derivative assets.

20        Royal Bank of Canada        Third Quarter 2010

Credit quality performance

Provision for credit losses

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009
Canadian Banking	$284	$302	$340	$904	$961
International Banking	192	185	230	552	751
Capital Markets	(9)	21	177	42	482
Corporate Support and Other (1)	(35)	(4)	23	(69)	336
Canada (2)
Residential mortgages	$(1)	$3	$5	$3	$17
Personal	104	112	125	333	342
Credit cards	95	112	107	309	285
Small business	8	15	14	36	42
Retail	206	242	251	681	686
Wholesale	25	24	193	98	359
Specific PCL	231	266	444	779	1,045
United States (2)
Retail	46	49	56	140	203
Wholesale	130	122	189	379	799
Specific PCL	176	171	245	519	1,002
Other International (2)
Retail	14	6	6	29	22
Wholesale	16	34	14	80	28
Specific PCL	30	40	20	109	50
Total specific PCL	437	477	709	1,407	2,097
General provision (1)	(5)	27	61	22	433
Total PCL (2)	$432	$504	$770	$1,429	$2,530

(1)	PCL in Corporate Support and Other primarily comprises the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking, an amount related to the reclassification of certain AFS securities to loans recorded in the prior year and PCL in Wealth Management. For further information, refer to the How we measure and report our business segments section of our 2009 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q3 2010 vs. Q3 2009

Total PCL of $432 million decreased $338 million, or 44%, from a year ago, largely reflecting lower specific PCL of $272 million. During the current quarter, the general provision was a credit of $5 million as compared to an addition of $61 million in the prior year.

Specific PCL in Canadian Banking decreased $56 million, or 16%, mainly reflecting lower write-offs in our credit card portfolio, driven by lower bankruptcies, and lower provisions in unsecured personal and business lending portfolios.

Specific PCL in International Banking decreased $38 million, or 17%, largely reflecting lower provisions in U.S. banking, primarily in our residential builder finance portfolio resulting from stabilizing asset quality and the impact of the stronger Canadian dollar, partially offset by higher provisions in our Caribbean portfolios.

During the current quarter we had a recovery of credit losses in Capital Markets of $9 million, largely comprised of recoveries on a few large accounts that more than offset specific PCL as compared to specific PCL of $177 million in the prior year.

The general provision was a credit of $5 million during the current quarter related to our commercial portfolio in U.S. banking, as compared to the addition of $61 million last year which was related to commercial and retail portfolios in U.S. banking.

Q3 2010 vs. Q2 2010

Total PCL decreased $72 million, or 14%, compared to the prior quarter, mainly reflecting lower specific PCL of $40 million.

During the current quarter the general provision was a credit of $5 million as compared to an addition of $27 million in the prior quarter.

Specific PCL in Canadian Banking decreased $18 million, or 6%, mainly due to lower write-offs in our credit card portfolio, and lower provisions in our unsecured personal and residential mortgage portfolios. These factors were partially offset by increased provisions in our business lending portfolio.

Specific PCL in International Banking increased $7 million, or 4%, largely due to higher provisions in U.S. banking, mainly reflecting higher commercial provisions, partially offset by lower provisions in our Caribbean portfolio.

During the current quarter we had a recovery of credit losses in Capital Markets of $9 million comprised of recoveries on a few large accounts that more than offset specific PCL in the current quarter. This compared to specific PCL of $21 million in the prior quarter.

Q3 2010 vs. Q3 2009 (Nine months ended)

Total PCL of $1,429 million decreased $1,101 million, or 44%, from last year, largely due to lower specific PCL of $690 million and decreased general provisions of $411 million.

Specific PCL in Canadian Banking decreased $57 million, or 6%, mainly reflecting lower provisions in our business lending and residential mortgage portfolios, partially offset by higher write-offs in our credit card portfolio.

Specific PCL in International Banking decreased $199 million, or 26%, mainly due to lower provisions in U.S. banking, primarily in our residential builder finance portfolio resulting from stabilizing asset quality, the impact of the stronger Canadian dollar, lower new impaired loans in our U.S. lot loan portfolio, and provisions on certain AFS securities reclassified to loans recorded in the prior period. These factors were partially offset by higher provisions in the Caribbean, mainly related to a few commercial clients.

Specific PCL in Capital Markets decreased $440 million, or 91%, primarily reflecting several provisions in our U.S. and Canadian portfolios in the prior period and recoveries of a few large accounts in the current period.

We made an addition to the general provision of $22 million during the current period, as compared to an addition to the general provision of $433 million in the prior period.

Gross impaired loans

	As at
	July 31	April 30	July 31
(C$ millions)	2010	2010	2009
Canadian Banking	$1,314	$1,315	$1,204
International Banking	3,063	2,959	3,030
Capital Markets	497	646	757
Corporate Support and Other	146	144	141
Canada
Retail	$723	$737	$643
Wholesale	803	824	716
United States
Retail	210	215	265
Wholesale	2,560	2,635	3,002
Other International
Retail	258	229	202
Wholesale	466	424	304
Total GIL	$5,020	$5,064	$5,132

Royal Bank of Canada        Third Quarter 2010        21

Q3 2010 vs. Q3 2009

Total gross impaired loans (GIL) decreased $112 million, or 2%, from a year ago.

GIL in Canadian Banking increased $110 million, or 9%, mainly due to higher impaired loans in our residential mortgage and business lending portfolios, partially offset by lower impaired loans in other personal loans.

GIL in International Banking increased $33 million, or 1%, largely attributable to higher impaired loans in our U.S. commercial portfolio and Caribbean commercial and retail portfolios. These factors were partially offset by lower impaired loans in residential builder finance portfolio, reflecting stabilizing asset quality, as well as the impact of the stronger Canadian dollar.

GIL in Capital Markets decreased $260 million, or 34%, primarily reflecting lower impaired loans related to specific clients in the non-bank financial services, technology and media, and energy sectors, partially offset by higher impaired loans in the real estate and related sector.

Q3 2010 vs. Q2 2010

Total GIL decreased $44 million, or 1%, as compared to the prior quarter.

GIL in Canadian Banking was generally flat as compared to the prior quarter. Lower impaired loans in our personal and small business portfolios were offset by higher impaired loans in the business lending portfolio.

GIL in International Banking increased $104 million, or 4%, largely attributable to the impact of higher impaired loans in the Caribbean commercial and retail portfolios, and in U.S. commercial portfolios, partially offset by lower impaired loans in our U.S. residential mortgage portfolio.

GIL in Capital Markets decreased $149 million, or 23%, mainly due to write-offs and repayments related to clients in the real estate and related, and technology and media sectors.

Allowance for credit losses

	As at
	July 31	April 30	July 31
(C$ millions)	2010	2010	2009
Canadian Banking	$328	$316	$307
International Banking	631	587	545
Capital Markets	164	271	286
Corporate Support and Other	2,056	2,049	1,933
Specific ACL
Canada	$418	$420	$379
United States	518	586	663
Other International	258	235	162
Total specific ACL	1,194	1,241	1,204
General allowance
Retail	1,137	1,122	986
Wholesale	848	860	881
Total general allowance	1,985	1,982	1,867
Total ACL	$3,179	$3,223	$3,071

Q3 2010 vs. Q3 2009

Total allowance for credit losses (ACL) increased $108 million, or 4%, from a year ago, largely reflecting additional general allowance as a result of provisions recorded since the third quarter of 2009, partially offset by the write-offs and recoveries related to a few accounts in the current period.

Q3 2010 vs. Q2 2010

Total ACL was down $44 million, or 1%, from the prior quarter, mainly resulting from a lower specific allowance mainly due to the write-offs and recoveries related to a few accounts in the current period. The general allowance was generally flat as compared to last quarter.

22        Royal Bank of Canada        Third Quarter 2010

Market risk

Market volatility has increased in credit, equity and foreign exchange markets as compared to the second quarter of 2010. The value-at-risk (VaR) scenario model has incorporated market events from early 2010, while the higher volatility levels witnessed during late 2008 and early 2009, continue to remain in the model.

The following table shows our VaR for total trading activities under our models based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaRs.

VaR by major risk category

	July 31, 2010				April 30, 2010		July 31, 2009
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at July 31	Average	High	Low	As at April 30	Average	As at July 31	Average
Equity	$21	$18	$30	$10	$10	$13	$13	$10
Foreign exchange	4	5	11	2	7	5	3	3
Commodities	2	2	5	1	2	4	2	1
Interest rate	41	51	61	41	60	42	49	49
Credit specific	19	20	21	17	21	15	9	9
Diversification	(40)	(41)	(51)	(28)	(40)	(35)	(21)	(20)
VaR	$47	$55			$60	$44	$55	$52

	July 31, 2010				July 31, 2009
		For the nine months ended				For the nine months ended
(C$ millions)	As at July 31	Average	High	Low	As at July 31	Average
Equity	$21	$16	$30	$7	$13	$11
Foreign exchange	4	5	11	2	3	4
Commodities	2	3	7	0	2	1
Interest rate	41	46	61	33	49	49
Credit specific	19	17	21	11	9	10
Diversification	(40)	(37)	(51)	(22)	(21)	(22)
VaR	$47	$50			$55	$53

Q3 2010 vs. Q3 2009

Average VaR of $55 million for the quarter was up $3 million compared to a year ago. The increases in Credit specific and Equity VaR were largely offset by an increase in diversification from 28% to 43%, and the impact of a stronger Canadian dollar on foreign currency-denominated portfolios. The increase in Credit specific VaR is attributed to the Credit specific VaR model incorporating higher probabilities of credit events. The increase in Equity VaR was largely driven by a combination of business activity and increased market volatility.

Q3 2010 vs. Q2 2010

Average VaR of $55 million for the quarter was up $11 million from the previous quarter. This was largely due to increases in Interest rate VaR and Credit specific VaR, reflecting improved modelling and the increase in Equity VaR reflecting increases in certain businesses’ activity during the current quarter.

The VaR of $47 million as at July 31, 2010 was down $13 million from April 30, 2010, mainly reflecting the decrease in Interest rate risk. This factor was partially offset by an increase in Equity risk reflecting increases in certain businesses’ activity.

Q3 2010 vs. Q3 2009 (Nine months ended)

Average VaR of $50 million for the period was down $3 million compared to a year ago, primarily attributable to the impact of a stronger Canadian dollar on foreign-denominated portfolios and the increase in Diversification from 29% to 43%.

Trading revenue and VaR (1) (C$ millions)

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

During the quarter, there were 20 days with net trading losses, one day of which exceeded VaR. The largest loss occurred on May 31, 2010, totaling $91 million. This loss was primarily due to a month-end credit valuation adjustment on a certain MBIA exposure. The remaining net trading loss days were largely attributable to significant volatility experienced in equity, credit and foreign exchange markets throughout the quarter.

Royal Bank of Canada        Third Quarter 2010        23

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based on interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. During the third quarter of 2010, our interest rate risk exposure was well within our target level.

	July 31 2010						April 30 2010		July 31 2009
	Economic value of equity risk			Net interest income risk (2)
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bp increase in rates	$(171)	$20	$(151)	$117	$24	$141	$(202)	$160	$(405)	$325
100bp decrease in rates	126	(42)	84	(141)	(16)	(157)	155	(140)	351	(130)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Capital management

Regulatory capital, risk-adjusted assets and capital ratios (1)

	Basel II
	As at
(C$ millions, except percentage amounts)	July 31 2010	April 30 2010	July 31 2009
Capital
Tier 1 capital	$33,466	$33,427	$31,422
Total capital	36,762	35,863	34,964
Risk-adjusted assets
Credit risk	$193,645	$189,001	$189,938
Market risk	27,287	22,555	17,637
Operational risk	37,834	37,713	35,434
Total risk-adjusted assets	$258,766	$249,269	$243,009
Capital ratios
Tier 1 capital	12.9%	13.4%	12.9%
Total capital	14.2%	14.4%	14.4%
Assets-to-capital multiple	16.5X	16.0X	16.3X

(1)	Capital ratios for July 31, 2009 have been updated to reflect our adoption of the amendments to CICA Section 3855. For more information, refer to the Changes in accounting policies section of our 2009 Annual Report.

Our capital position remained strong in the third quarter of 2010 largely through internal capital generation from earnings. As a result, our capital ratios remain well above regulatory targets.

Q3 2010 vs. Q3 2009

As at July 31, 2010, our Tier 1 capital ratio was 12.9% and our Total capital ratio was 14.2%.

Our Tier 1 capital ratio was unchanged from the prior year as higher capital from earnings generation was largely offset by higher risk-adjusted assets (RAA) and the redemption of Tier 1 innovative instruments.

Our Total capital ratio was down 20 bps, primarily due to higher RAA and the redemption of innovative Tier 1 instruments, partially offset by higher capital from earnings generation and the net issuance of subordinated debentures.

RAA were up $15.8 billion, or 6.5%, primarily as a result of increased exposures in market risk and credit risk RAA. Market risk RAA increased due to an increased volume in mortgage backed securities trading captured under the standardized approach and higher modelled credit specific risk driven by higher probabilities of credit events. Credit risk RAA increased due to increases in retail lending and other asset exposures, partially offset by decreases in corporate lending and equity exposures.

As at July 31, 2010, our Assets-to-capital multiple was 16.5 times compared to 16.3 times a year ago, mainly due to higher gross adjusted assets (GAA), partially offset by higher capital from earnings generation.

Q3 2010 vs. Q2 2010

Our Tier 1 capital ratio was down 50 bps from the previous quarter, largely due to higher RAA and the redemption of innovative tier 1 instruments, partially offset by higher capital from earnings generation.

Our Total capital ratio was down 20 bps, mainly due to the factors discussed above under Tier 1 capital, partially offset by the net issuance of subordinated debentures.

RAA were up $9.5 billion, or 3.8%, largely due to higher market risk and credit risk RAA. Market risk RAA increased primarily due to increased business activity in fixed income and securitization, and the refinement of risk infrastructure to better capture credit spread risk on certain floating rate note positions. Increased volatility reflecting the uncertainty caused by European sovereign debt concerns also contributed to the increase. Credit risk RAA increased largely due to increases in OTC derivatives from business growth and the impact of a weaker Canadian dollar on foreign currency denominated assets.

Our Assets-to-capital multiple was 16.5 times compared to 16.0 times last quarter, largely due to higher GAA, partially offset by earnings in the quarter.

Selected capital management activity

	For the three months ended July 31, 2010			For the nine months ended July 31, 2010
(C$ millions, except number of shares)	Issu- ance or redemp-tion date	Number of shares (000s)	Amount	Issu- ance or redemp-tion date	Number of shares (000s)	Amount
Tier 1
Common shares issued
Dividend reinvestment plan (DRIP) (1), (2)		–	$–		2,862	$161
Stock option exercised (3)		320	9		3,272	104
Redemption of innovative capital instruments
RBC TruCS Series 2010 (4)	June 30, 2010		650	June 30, 2010		650

Tier 2
Redemption of January 25, 2015 subordinated debentures (4)				January 25, 2010		500
Redemption of June 24, 2015 subordinated debentures (4)	June 24, 2010		800	June 24, 2010		800
Issuance of June 15, 2020 subordinated debentures (4)	June 15, 2010		1,500	June 15, 2010		1,500

(1)	During the three months ended July 31, 2010 and April 30, 2010, we funded our DRIP through open market share purchases.
(2)	For the first quarter of 2010, shares were issued from treasury at a 3% discount from the average closing price of the five trading days preceding the dividend payment date.
(3)	Amount included cash received for stock options exercised during the period, the fair value adjustments to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(4)	For further details, refer to Note 9 to our unaudited Interim Consolidated Financial Statements.

24        Royal Bank of Canada        Third Quarter 2010

Selected share data (1)

	As at July 31, 2010
(C$ millions, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,423,744	$13,340
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(80)	(2)
Treasury shares – common	(1,546)	(71)
Exchangeable shares of RBC PH&N Holdings Inc.	6,413	324
Stock options
Outstanding	16,856
Exercisable	11,348
Dividends
Common		710
Preferred		65

(1)	For further details about our capital management activity, refer to Note 9 to our unaudited Interim Consolidated Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

As at August 20, 2010, the number of outstanding common shares and stock options was 1,423,745,000 and 16,856,000, respectively. As at August 20, 2010, the number of Treasury shares – preferred and Treasury shares – common was 76,000 and 1,524,000, respectively.

Economic Capital

	For the three months ended
(C$ millions, average balances)	July 31 2010	April 30 2010	July 31 2009
Credit risk	$10,150	$10,100	$10,150
Market risk (trading and non-trading)	3,900	2,800	2,250
Operational risk	3,000	3,600	3,800
Business and fixed asset risk	2,300	2,500	2,450
Insurance risk	450	450	150
Risk capital	$19,800	$19,450	$18,800
Goodwill and intangibles	10,100	9,950	10,450
Economic Capital	$29,900	$29,400	$29,250
Under/(over) attribution of capital	3,600	3,450	1,150
Average common equity	$33,500	$32,850	$30,400

Q3 2010 vs. Q3 2009

Economic capital increased $650 million from a year ago mainly due to higher market risk reflecting higher capital requirements for securitization exposures and methodology changes for credit valuation adjustments. Higher insurance risk reflecting higher longevity risk and a lower diversification factor resulting from methodology changes also contributed to the increase. These factors were partially offset by decreases in operational risk and business and fixed asset risks reflecting a decrease in revenue, and lower goodwill and intangibles mainly due to the impact of a stronger Canadian dollar on the translation of foreign currency-denominated goodwill.

Q3 2010 vs. Q2 2010

Economic Capital increased $500 million from the previous quarter, mainly as a result of an increase in market risk attributable to methodology changes for credit valuation adjustments and higher average VaR. This factor was partially offset by decreases in operational and business and fixed asset risks reflecting a decrease in revenue.

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2009 Annual Report. We continue to modify our risk authorities to align with regulatory developments and to position ourselves for the likelihood of increased regulation.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, since last reported as at April 30, 2010 are essentially unchanged at approximately 65% of our total deposits.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts.

Royal Bank of Canada        Third Quarter 2010        25

The following table presents our major credit ratings and outlooks as at August 25, 2010, which remain unchanged from May 26, 2010.

As at August 25, 2010 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service (Moody’s)	P-1	Aaa	negative
Standard & Poor’s (S&P)	A-1+	AA-	positive
Fitch Ratings (Fitch)	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	July 31					April 30	July 31
	2010					2010	2009
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$19,240	$16,812	$8,943	$7,352	$52,347	$47,663	$51,697
Covered bonds	160	2,847	3,338	1,780	8,125	7,980	5,487
Subordinated debentures	66	–	200	6,461	6,727	5,906	6,548
	$19,466	$19,659	$12,481	$15,593	$67,199	$61,549	$63,732

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.

Additional financial information

Total RBC available-for-sale portfolio

As at July 31, 2010, all AFS securities that had unrealized losses were assessed for other-than-temporary impairment. For those debt instruments that, based on management’s judgment, it was not probable that all principal and interest would be recovered, the securities were deemed to be other-than-temporarily impaired and written down to their fair value. For equity securities, where management believes that the fair value will not recover prior to their disposition or where there have been unrealized losses for a protracted period of time, these securities were deemed to be other-than-temporarily impaired and were written down to their fair value. Management believes that the unrealized losses as at July 31, 2010 are temporary in nature and intends to hold these securities until their value recovers, they mature or they are redeemed. Refer to Note 3 to our unaudited Interim Consolidated Financial Statements for details related to our assessment of other-than-temporary impairment on these AFS securities.

Total RBC available-for-sale portfolio

	As at or for the three months ended								For the nine months ended
	July 31 2010				April 30 2010		July 31 2009		July 31 2010	July 31 2009
(C$ millions)	Amortized cost (1)	Fair value (1)	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net gains (losses) recognized in income	Net gains (losses) recognized in income
Government and agency	$22,901	$23,298	$397	$13	$335	$(18)	$413	$10	$70	$(7)
Mortgage-backed securities	1,229	1,154	(75)	(15)	(103)	(21)	(378)	(51)	(25)	(128)
Asset-backed securities	3,260	3,152	(108)	7	(87)	(5)	(223)	(1)	13	(44)
Corporate debt and other debt	10,268	10,233	(35)	(23)	(29)	(10)	(103)	(59)	(50)	(182)
Equities	1,788	1,797	9	4	9	40	(191)	(25)	44	(75)
Loan substitute securities	256	219	(37)	–	(29)	–	(69)	–	–	–
Total	$39,702	$39,853	$151	$(14)	$96	$(14)	$(551)	$(126)	$52	$(436)

(1)	Includes held-to-maturity of $283 million that is grouped with AFS on the balance sheet.

Q3 2010 vs. Q3 2009

The total amortized cost of the AFS securities decreased by $7.9 billion, or 17%, from the prior year. The decrease largely reflected the reduction in holdings of certain AFS securities including certificate of deposits, U.S. agency mortgage-backed securities (MBS) and notes as well as exiting of positions held in Canadian bank common shares and U.S. non-agency MBS in order to rebalance the portfolio and exposures.

As at July 31, 2010, there were net unrealized gains in the AFS portfolio of $151 million, as compared to net unrealized losses of $551 million a year ago. This largely reflected the reduction in unrealized losses due to the sale of US non-agency MBS and the Canadian bank common shares portfolio as well as improvement in the values of other non-government securities primarily due to tightening of spreads.

There was a net loss of $14 million in the current quarter compared to a net loss of $126 million recognized a year ago. The current period net loss included losses of $60 million primarily due to the impairment of corporate trust preferreds and certain private equity holdings and writedowns due to management’s intent to sell certain U.S. non-agency MBS. These losses were partially offset by net realized gains of $46 million primarily related to sale of certain Canadian government bonds, student loan auction rate securities (ARS) and capital distribution from certain private equity investments. The net loss of $126 million in the prior year primarily included impairment losses relating to tender option bonds and U.S. non-agency MBS as well as writedowns due to management’s intent to sell certain U.S. non-agency MBS, reflecting management‘s effort to exit certain positions and manage our exposures.

26        Royal Bank of Canada        Third Quarter 2010

Q3 2010 vs. Q2 2010

The total amortized cost of the AFS securities increased by $2.3 billion or 6% from the prior quarter, largely due to purchase of Organisation for Economic Co-operation and Development (OECD) government and U.S. agency securities. This increase was partially offset by the sale of certain certificate of deposits and ARS, and maturity of certain asset backed securities.

As at July 31, 2010, the AFS portfolio had net unrealized gains of $151 million compared to net unrealized gains of $96 million in the prior quarter. This largely reflected the increase in fair values of Canadian government debt securities.

A net loss of $14 million was recognized in the current quarter, compared to a net loss of $14 million last quarter.

Q3 2010 vs. Q3 2009 (Nine months ended)

The net gain of $52 million for the nine months ended July 31, 2010 compares to the net loss of $436 million recognized a year ago. The current period net gain included $257 million of net realized gains on sale of U.S. agency securities, common shares, U.S. non-agency MBS and ARS. These gains were partially offset by $205 million of losses mainly due to impairment of certain corporate trust preferreds, non-OECD government securities, common shares and certain private equities and writedowns due to management’s intent to sell certain U.S. non-agency and agency MBS.

The net loss in the prior year largely reflected losses due to impairment and writedowns due to management’s intent to sell certain U.S. non-agency MBS, tender option bonds, certain private equities and corporate debt securities, as well as realized losses on the sale of U.S. non-agency MBS and Collateralized loan obligations (CLOs).

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A Residential Mortgage-backed securities (RMBS), and Collateralized Debt Obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent .3% of our total assets as at July 31, 2010, which is .1% lower than last year due to the sale of certain Alt-A RMBS securities and the impact of a stronger Canadian dollar.

Q3 2010 vs. Q3 2009

Of our total holdings of RMBS, holdings with a fair value of $204 million, net of MBIA hedging of $240 million, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures increased $58 million from last year. Of this potential exposure, over 48% of our related holdings are rated A and above. As at July 31, 2010, U.S. subprime RMBS holdings rated AAA, on a net basis, comprised 5% of our total U.S. subprime RMBS holdings, compared to 41% in the prior year. Exposure to U.S. subprime loans was $411 million as at July 31, 2010, representing less than .06% of total assets.

Of our total holdings of RMBS, holdings with a fair value of $652 million, net of hedging, may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $639 million from the prior year, mainly reflecting the sale of certain Alt-A RMBS securities and the impact of a stronger Canadian dollar. Approximately 60% of these RMBS were issued during 2006 and onwards. Our exposure to U.S. Alt-A loans was $1.1 billion as at July 31, 2010, representing .2% of total assets.

Of our total holdings of collateralized debt obligations (CDOs), holdings of $19 million, net of MBIA hedging of $4 million, may be exposed to U.S. subprime or Alt-A risk, a decrease of $18 million from the prior year.

The fair value of our Corporate CDOs, net of hedging, was $325 million as at July 31, 2010, an increase of $67 million from the prior year.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

(C$ millions)	As at July 31, 2010
	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$444	$652	$23	$1,119
Fair value of securities net of hedging by rating
AAA	$10	$82	$–
AA	54	64	–
A	35	48	–
BBB	12	54	–
Below BBB-	93	404	19
Total	$204	$652	$19	$875
Fair value of securities net of hedging by vintage
2003 (or before)	$26	$33	$–
2004	14	48	–
2005	103	180	19
2006	25	115	–
2007 and greater	36	276	–
Total	$204	$652	$19	$875
Amortized cost of subprime/Alt-A mortgages (whole loans)	$188	$744	$–	$932
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$223	$347	$–	$570
Total subprime and Alt-A exposures, net of hedging	$615	$1,743	$19	$2,377

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:

100bp increase in credit spread	$(7)	$(18)
100bp increase in interest rates	(7)	(9)
20% increase in default rates	(3)	(6)
25% decrease in pre-payment rates	(3)	(16)

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at July 31, 2010, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises of infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, combined funded and unfunded, as at July 31, 2010 were $4,149 million. As a percentage of our total assets, it remained the same as last year at .6%.

Royal Bank of Canada        Third Quarter 2010        27

Direct and indirect monoline insurance

We have direct monoline insurance on subprime and non-subprime assets as presented below.

Direct monoline insurance

	As at July 31, 2010
(C$ millions)	Principal/ notional	Fair value
MBIA	$3,768	$314
Assured Guaranty Municipal Corp. (Formerly FSA)	272	17
Syncora Holdings Ltd. (Formerly XL Capital Ltd.)	246	11
AMBAC Financial Group (AMBAC)	103	–
Total	$4,389	$342

As at July 31, 2010, we held monoline insurance protection of $4,389 million against default of the issuer or counterparty on both subprime and non-subprime trading assets with a recorded fair value of $342 million, net of credit valuation adjustments. Our valuation methodology related to our MBIA exposure is unchanged from the prior quarter while we have updated our parameter estimates to reflect current market conditions.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide.

Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS, interest rate swaps and public infrastructure bonds. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at July 31, 2010 is $1,606 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $297 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program of which $nil was drawn as of July 31, 2010.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $377 million as at July 31, 2010.

Assets and liabilities measured at fair value

There were no material transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in Section 3862, Financial Instruments – Disclosures.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2009 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 63 to 65 of our 2009 Annual Report.

Changes in accounting policies and estimates

We did not adopt any new significant accounting policies during the quarter.

Future adoption of International Financial Reporting Standards (IFRS)

This update to our IFRS adoption should be read in conjunction with the discussion on pages 66 and 67 in our 2009 Annual Report.

We have completed an assessment of the scope and complexity of our transition to IFRS and are currently in the process of modifying policies, processes, and systems across the enterprise to enable consolidated financial reporting under IFRS effective for 2012, with comparatives for 2011. We will follow the specific transitional provisions found in IFRS 1 –First Time Adoption of IFRS, which provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively but with certain exemptions from retrospective application in areas where it would be operationally impracticable. Transitioning to IFRS is not expected to have a material impact on our processes and information systems. Key items identified to date are limited to the need to track IFRS adjustments for the 2011 comparative year and creation or modification of certain reports to assist in preparing incremental note disclosures required by IFRS. The impact on internal control over financial reporting is currently being assessed in light of changes in both transaction-level accounting policies and changes in financial reporting disclosure requirements.

As discussed in our 2009 Annual Report, areas that are expected to have the greatest financial and capital impacts include balance sheet de-recognition and consolidation, business combinations, and cumulative foreign currency translation differences. Of these areas of focus, we have found derecognition and consolidation to be the most complex IFRS differences.

Under IFRS, the approach to derecognition of financial assets is significantly different from the approach under Canadian GAAP. IFRS requires consideration of the risks and rewards of ownership with a secondary focus on control over transferred assets. Under Canadian GAAP, a legal form focused on the ability to shield assets from bankruptcy is applied. We have not yet completed our assessment of the impact of transitioning to the IFRS asset derecognition model but our preliminary conclusions indicate that total assets on our balance sheet will increase, primarily due to our participation in mortgage sales though the Canadian Mortgage Bond Program and Canada National Housing Act MBS Auction Program.

Under IFRS, consolidation of an entity is based solely on applying the principle of control as opposed to voting control or variable interests. This change in policy will result in certain entities that were not consolidated under Canadian GAAP to be consolidated under IFRS, due to our legal or contractual rights to control the entity, as defined by IFRS. We have completed our initial assessment of existing structures and we continue to monitor these structures for changes in business activities as well as evaluate consolidation impacts for any new structures.

Our IFRS Program continues to facilitate education and training sessions designed to support the personnel involved in the conversion process and those with on-going financial reporting responsibilities. Additionally, our IFRS Program includes frequent communication with the Audit Committee of the Board of Directors, which encompasses a review of the conversion progress, discussion of potential transition and ongoing business impacts, and an overview of developments in accounting and regulatory guidance related to IFRS.

28        Royal Bank of Canada        Third Quarter 2010

Disclosure controls and procedures

As at July 31, 2010, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the

U.S. Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer

concluded that our disclosure controls and procedures were effective as at July 31, 2010.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Key performance and non-GAAP measures

Performance measures

Tier 1 common ratio

We use the Tier 1 common ratio in conjunction with regulatory capital ratios to evaluate our capital adequacy specifically related to common equity. This ratio is calculated consistent with a stress testing measure used by the U.S. Federal Reserve for U.S. banks in determining capital adequacy under certain adverse scenarios except that our calculation of Tier 1 common capital is based on the Basel II methodology as detailed in the Capital management section of our 2009 Annual Report. We believe that the Tier 1 common ratio is a useful supplemental measure of capital adequacy. The Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The following table provides a calculation of our Tier 1 common ratio.

	As at
(C$ millions, except percentage amounts)	July 31 2010	April 30 2010	July 31 2009
Tier 1 capital	$33,466	$33,427	$31,422
Less: Qualifying other NCI in subsidiaries	355	353	353
Innovative Tier 1 capital instruments (1)	3,341	3,999	4,113
Non-cumulative First Preferred shares (1)	4,810	4,811	4,812
Tier 1 common capital	$24,960	$24,264	$22,144
Risk-adjusted assets	$258,766	$249,269	$243,009
Tier 1 common ratio	9.6%	9.7%	9.1%

(1)	Net of treasury shares.

Royal Bank of Canada        Third Quarter 2010        29

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, ROE and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2009 Annual Report.

The following table provides a summary of our ROE and RORC calculations.

	For the three months ended							For the three months ended
	July 31 2010							April 30 2010	July 31 2009
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income (loss) available to common shareholders	$749	$178	$150	$(89)	$185	$38	$1,211	$1,264	$1,488
Average risk capital (2)	$6,550	$950	$1,450	$3,100	$7,050	$700	$19,800	$19,450	$18,800
add: Under/(over) attribution of capital	–	–	–	–	–	3,600	3,600	3,450	1,150
Goodwill and intangible capital	2,000	2,600	150	3,650	1,000	700	10,100	9,950	10,450
Average common equity (3)	$8,550	$3,550	$1,600	$6,750	$8,050	$5,000	$33,500	$32,850	$30,400
ROE	34.7%	19.9%	37.0%	(5.3)%	9.2%	n.m.	14.3%	15.8%	19.4%
RORC	45.4%	75.9%	41.5%	(11.5)%	10.5%	n.m.	24.3%	26.7%	31.4%

	For the nine months ended							For the nine months ended
	July 31 2010							July 31 2009
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income (loss) available to common shareholders	$2,230	$472	$369	$(199)	$1,227	$(191)	$3,908	$2,452
Average risk capital (2)	$6,250	$1,000	$1,300	$2,950	$7,050	$700	$19,250	$18,800
add: Under/(over) attribution of capital	–	–	–	–	–	3,650	3,650	(350)
Goodwill and intangible capital	2,000	2,650	200	3,650	1,000	550	10,050	11,600
Average common equity (3)	$8,250	$3,650	$1,500	$6,600	$8,050	$4,900	$32,950	$30,050
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	400
Average common equity, excluding goodwill	$8,250	$3,650	$1,500	$6,600	$8,050	$4,900	$32,950	$30,450
ROE	36.2%	17.3%	33.2%	(4.0)%	20.4%	n.m.	15.9%	10.9%
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	(4.3)%
ROE	36.2%	17.3%	33.2%	(4.0)%	20.4%	n.m.	15.9%	15.2%
RORC	47.8%	62.6%	37.5%	(9.1)%	23.3%	n.m.	27.2%	17.4%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	not meaningful

30        Royal Bank of Canada        Third Quarter 2010

Non-GAAP measures

Results excluding the goodwill impairment charge

In the second quarter of 2009, we recorded a goodwill impairment charge of $1 billion on both a before and after-tax basis. The following table provides a reconciliation of our results excluding the goodwill impairment charge for the nine months ended July 31, 2009.

We believe that excluding the goodwill impairment charge is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of our financial performance for the nine months ended July 31, 2010 with the corresponding period in the prior year.

These measures are non-GAAP, do not have standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

	For the nine months ended
	July 31, 2009 (1)
(C$ millions, except percentage and per share amounts)	As reported	Goodwill impairment charge	Excluding Goodwill impairment charge
Income before income taxes	$3,878	$1,000	$4,878
Income taxes	1,179	–	1,179
Net income before NCI	$2,699	$1,000	$3,699
NCI in net income of subsidiaries	78	–	78
Net income	$2,621	$1,000	$3,621
Preferred dividends	(169)	–	(169)
Net income available to common shareholders	$2,452	$1,000	$3,452
Average number of common shares (thousands)	1,393,641		1,393,641
Basic earnings per share (in dollars)	$1.76	$.72	$2.48
Average number of diluted common shares (thousands)	1,406,404		1,406,404
Diluted earnings per share (in dollars)	$1.74	$.71	$2.45
Average common equity	$30,050		$30,450
ROE (2)	10.9%		15.2%
Effective income tax rate	30.4%		24.2%

(1)	During 2009, we reclassified certain securities to loans in accordance with the amendments to CICA Handbook section 3855. For the first nine months of 2009, the reclassification increased our previously disclosed net income of $2,564 million to $2,621 million, and increased our EPS, diluted EPS and ROE by $.04, $.04 and 20 bps, respectively. For the detailed impact, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.
(2)	Based on actual balances before rounding.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2009. For further information, refer to Note 27 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2010        31

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	July 31 2010	April 30 2010	October 31 2009	July 31 2009 (1)
Assets

Cash and due from banks	$9,056	$8,757	$8,353	$7,966
Interest-bearing deposits with banks	11,421	8,888	8,923	8,647
Securities
Trading	152,886	150,696	140,062	135,769
Available-for-sale	39,853	37,540	46,210	47,023
	192,739	188,236	186,272	182,792
Assets purchased under reverse repurchase agreements and securities borrowed	68,200	52,804	41,580	43,652
Loans
Retail	218,294	213,241	205,224	198,999
Wholesale	73,693	72,940	78,927	81,140
	291,987	286,181	284,151	280,139
Allowance for loan losses	(3,068)	(3,112)	(3,188)	(2,987)
	288,919	283,069	280,963	277,152
Other
Customers’ liability under acceptances	7,701	7,669	9,024	9,155
Derivatives	96,436	78,066	92,173	101,086
Premises and equipment, net	2,310	2,366	2,367	2,312
Goodwill	8,111	8,021	8,368	8,313
Other intangibles	2,021	1,861	2,033	2,038
Other assets	17,510	15,399	14,933	17,020
	134,089	113,382	128,898	139,924
	$704,424	$655,136	$654,989	$660,133
Liabilities and shareholders’ equity

Deposits
Personal	$159,783	$156,173	$152,328	$148,670
Business and government	240,357	224,418	220,772	224,081
Bank	18,835	17,249	25,204	31,957
	418,975	397,840	398,304	404,708
Other
Acceptances	7,701	7,669	9,024	9,155
Obligations related to securities sold short	46,706	46,560	41,359	40,701
Obligations related to assets sold under repurchase agreements and securities loaned	44,818	41,630	35,150	30,423
Derivatives	100,003	77,859	84,390	91,963
Insurance claims and policy benefit liabilities	10,139	9,450	8,922	8,255
Other liabilities	27,949	26,610	31,007	29,105
	237,316	209,778	209,852	209,602
Subordinated debentures	6,661	5,813	6,461	6,486
Trust capital securities	744	1,398	1,395	1,395
Non-controlling interest in subsidiaries	2,215	2,243	2,071	2,135
Shareholders’ equity
Preferred shares	4,813	4,813	4,813	4,813
Common shares (shares issued – 1,423,744,006; 1,423,423,740; 1,417,609,720; and 1,412,234,729)	13,340	13,331	13,075	12,864
Contributed surplus	232	228	246	238
Treasury shares – preferred (shares held – 79,500; 42,700; 64,600; and 29,800)	(2)	(1)	(2)	(1)
– common (shares held – 1,545,674; 1,886,940; 2,126,699 and 2,113,099)	(71)	(84)	(95)	(97)
Retained earnings	22,361	21,860	20,585	20,120
Accumulated other comprehensive (loss)	(2,160)	(2,083)	(1,716)	(2,130)
	38,513	38,064	36,906	35,807
	$704,424	$655,136	$654,989	$660,133

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

32        Royal Bank of Canada        Third Quarter 2010

Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2010	April 30 2010 (1)	July 31 2009 (1)	July 31 2010	July 31 2009 (1), (2)
Interest income
Loans	$3,300	$3,250	$3,263	$9,894	$10,189
Securities	1,190	1,175	1,367	3,584	4,670
Assets purchased under reverse repurchase agreements and securities borrowed	128	98	170	319	805
Deposits with banks	14	13	19	37	148
	4,632	4,536	4,819	13,834	15,812
Interest expense
Deposits	1,225	1,216	1,424	3,658	5,474
Other liabilities	583	550	420	1,756	1,409
Subordinated debentures	76	71	71	226	264
	1,884	1,837	1,915	5,640	7,147
Net interest income	2,748	2,699	2,904	8,194	8,665

Non-interest income
Insurance premiums, investment and fee income	1,759	1,325	1,575	4,467	4,153
Trading revenue	(243)	592	1,149	1,000	1,874
Investment management and custodial fees	448	432	392	1,320	1,195
Mutual fund revenue	388	376	361	1,161	1,066
Securities brokerage commissions	313	315	337	966	1,013
Service charges	362	358	361	1,080	1,075
Underwriting and other advisory fees	295	250	299	856	711
Foreign exchange revenue, other than trading	176	141	163	449	459
Card service revenue	133	128	185	395	567
Credit fees	158	139	151	470	397
Securitization revenue	214	147	179	558	992
Net (loss) gain on available-for-sale securities	(14)	(14)	(125)	49	(438)
Other	90	79	(108)	163	(82)
Non-interest income	4,079	4,268	4,919	12,934	12,982
Total revenue	6,827	6,967	7,823	21,128	21,647
Provision for credit losses	432	504	770	1,429	2,530
Insurance policyholder benefits, claims and acquisition expense	1,459	1,096	1,253	3,685	3,287

Non-interest expense
Human resources	2,000	2,198	2,357	6,575	6,836
Equipment	252	243	262	743	790
Occupancy	259	256	260	770	778
Communications	186	214	192	587	565
Professional fees	165	144	133	433	389
Outsourced item processing	69	79	75	220	229
Amortization of other intangibles	123	122	113	365	339
Other	323	316	363	882	1,026
	3,377	3,572	3,755	10,575	10,952
Goodwill impairment charge	-	-	-	-	1,000
Income before income taxes	1,559	1,795	2,045	5,439	3,878
Income taxes	257	443	449	1,265	1,179
Net income before non-controlling interest	1,302	1,352	1,596	4,174	2,699
Non-controlling interest in net income of subsidiaries	26	23	35	72	78

Net income	$1,276	$1,329	$1,561	$4,102	$2,621
Preferred dividends	(65)	(65)	(73)	(194)	(169)
Net income available to common shareholders	$1,211	$1,264	$1,488	$3,908	$2,452
Average number of common shares (in thousands)	1,421,777	1,420,375	1,408,687	1,420,096	1,393,641
Basic earnings per share (in dollars)	$.85	$.89	$1.06	$2.75	$1.76
Average number of diluted common shares (in thousands)	1,434,379	1,434,232	1,422,810	1,433,591	1,406,404
Diluted earnings per share (in dollars)	$.84	$.88	$1.05	$2.73	$1.74
Dividends per share (in dollars)	$.50	$.50	$.50	$1.50	$1.50

(1)	Certain comparative information has been reclassified. Refer to Note 1.
(2)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2010        33

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009 (1)
Comprehensive income
Net income	$1,276	$1,329	$1,561	$4,102	$2,621

Other comprehensive income, net of taxes
Net unrealized gains on available-for-sale securities	131	168	603	307	353
Reclassification of (gains) losses on available-for-sale securities to income	(79)	(135)	74	(260)	196
Net change in unrealized gains on available-for-sale securities	52	33	677	47	549
Unrealized foreign currency translation gains (losses)	414	(1,601)	(2,444)	(1,648)	(3,076)
Reclassification of (gains) losses on foreign currency translation to income	–	(2)	1	(2)	2
Net foreign currency translation (losses) gains from hedging activities	(353)	1,338	1,929	1,370	2,523
Foreign currency translation adjustments	61	(265)	(514)	(280)	(551)
Net (losses) gains on derivatives designated as cash flow hedges	(222)	42	116	(234)	151
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	32	8	(13)	23	(25)
Net change in cash flow hedges	(190)	50	103	(211)	126
Other comprehensive (loss) income	(77)	(182)	266	(444)	124
Total comprehensive income	$1,199	$1,147	$1,827	$3,658	$2,745

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

(C$ millions)	July 31 2010	April 30 2010	July 31 2009 (1)	July 31 2010	July 31 2009 (1)
Preferred shares
Balance at beginning of period	$4,813	$4,813	$4,813	$4,813	$2,663
Issued	–	–	–	–	2,150
Balance at end of period	4,813	4,813	4,813	4,813	4,813
Common shares
Balance at beginning of period	13,331	13,267	12,730	13,075	10,384
Issued	9	64	134	265	2,480
Balance at end of period	13,340	13,331	12,864	13,340	12,864
Contributed surplus
Balance at beginning of period	228	233	239	246	242
Renounced stock appreciation rights	–	–	(2)	–	(5)
Stock-based compensation awards	1	(3)	(3)	(9)	(11)
Other	3	(2)	4	(5)	12
Balance at end of period	232	228	238	232	238
Treasury shares – preferred
Balance at beginning of period	(1)	(1)	(2)	(2)	(5)
Sales	1	2	3	5	10
Purchases	(2)	(2)	(2)	(5)	(6)
Balance at end of period	(2)	(1)	(1)	(2)	(1)
Treasury shares – common
Balance at beginning of period	(84)	(84)	(78)	(95)	(104)
Sales	13	5	15	63	54
Purchases	–	(5)	(34)	(39)	(47)
Balance at end of period	(71)	(84)	(97)	(71)	(97)
Retained earnings
Balance at beginning of period	21,860	21,307	19,352	20,585	19,816
Transition adjustment – Financial instruments	–	–	–	–	66
Net income	1,276	1,329	1,561	4,102	2,621
Preferred share dividends	(65)	(65)	(73)	(194)	(169)
Common share dividends	(710)	(711)	(705)	(2,131)	(2,111)
Issuance costs and other	–	–	(15)	(1)	(103)
Balance at end of period	22,361	21,860	20,120	22,361	20,120
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments	59	59	59	59	59
Unrealized gains and losses on available-for-sale securities	(29)	(81)	(519)	(29)	(519)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,654)	(1,715)	(1,353)	(1,654)	(1,353)
Gains and losses on derivatives designated as cash flow hedges	(536)	(346)	(317)	(536)	(317)
Balance at end of period	(2,160)	(2,083)	(2,130)	(2,160)	(2,130)
Retained earnings and Accumulated other comprehensive income	20,201	19,777	17,990	20,201	17,990
Shareholders’ equity at end of period	$38,513	$38,064	$35,807	$38,513	$35,807

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

34        Royal Bank of Canada        Third Quarter 2010

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2010	April 30 2010	July 31 2009 (1)	July 31 2010	July 31 2009 (1)
Cash flows from operating activities
Net income	$1,276	$1,329	$1,561	$4,102	$2,621
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	432	504	770	1,429	2,530
Depreciation	102	97	101	298	294
Future income taxes	113	(99)	216	143	(270)
Impairment of goodwill and amortization of other intangibles	123	122	113	365	1,339
Loss (gain) on sale of premises and equipment	23	27	–	64	(7)
Gain on securitizations	(47)	(16)	(71)	(96)	(897)
(Gain) loss on available-for-sale securities	(50)	(52)	5	(260)	63
Writedown of available-for-sale securities	64	66	121	208	373
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	689	153	253	1,217	870
Net change in accrued interest receivable and payable	(54)	383	(32)	(34)	3
Current income taxes	(913)	611	1,740	(2,179)	3,409
Derivative assets	(18,370)	7,762	22,173	(4,263)	35,048
Derivative liabilities	22,144	(3,387)	(18,321)	15,613	(36,742)
Trading securities	(1,143)	(3,415)	(7,753)	(8,573)	(8,228)
Net change in brokers and dealers receivable and payable	(1,117)	(521)	(553)	(1,376)	3,110
Other	265	573	(548)	(96)	(837)
Net cash from (used in) operating activities	3,537	4,137	(225)	6,562	2,679
Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,533)	(1,624)	2,650	(2,498)	11,394
Change in loans, net of securitizations	(11,938)	(4,864)	(2,809)	(20,943)	(10,194)
Proceeds from securitizations	3,340	1,018	3,379	6,008	19,920
Proceeds from sale of available-for-sale securities	3,314	1,949	2,281	10,084	9,838
Proceeds from maturity of available-for-sale securities	7,857	10,163	6,278	27,277	13,415
Purchases of available-for-sale securities	(11,355)	(6,919)	(8,528)	(29,557)	(26,524)
Net acquisitions of premises and equipment and software	(301)	(181)	(46)	(654)	(432)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(15,396)	(3,219)	(1,362)	(26,620)	1,166
Net cash used in acquisitions	(78)	–	–	(80)	(27)
Net cash (used in) from investing activities	(27,090)	(3,677)	1,843	(36,983)	18,556
Cash flows from financing activities
Change in deposits	21,135	3,145	(7,119)	20,671	(34,338)
Redemption of RBC Trust Capital Securities (RBC TruCS)	(650)	–	–	(650)	–
Issue of subordinated debentures	1,500	–	–	1,500	–
Repayment of subordinated debentures	(805)	–	(1000)	(1,305)	(1,659)
Issue of preferred shares	–	–	–	–	2,150
Issue of common shares	8	58	46	94	2,373
Sales of treasury shares	14	7	18	68	64
Purchase of treasury shares	(2)	(7)	(36)	(44)	(53)
Dividends paid	(775)	(774)	(677)	(2,159)	(2,100)
Issuance costs	–	–	–	–	(77)
Dividends/distributions paid by subsidiaries to non-controlling interests	(47)	(46)	(1)	(93)	(3)
Change in obligations related to assets sold under repurchase agreements and securities loaned	3,188	(941)	1,552	9,668	(1,630)
Change in obligations related to securities sold short	146	(2,273)	5,161	5,347	13,194
Change in short-term borrowings of subsidiaries	93	(230)	(625)	(1,822)	(1,993)
Net cash from (used in) financing activities	23,805	(1,061)	(2,681)	31,275	(24,072)
Effect of exchange rate changes on cash and due from banks	47	(177)	(313)	(151)	(283)
Net change in cash and due from banks	299	(778)	(1,376)	703	(3,120)
Cash and due from banks at beginning of period	8,757	9,535	9,342	8,353	11,086
Cash and due from banks at end of period	$9,056	$8,757	$7,966	$9,056	7,966
Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,889	$1,601	$2,203	$5,869	7,981
Amount of income taxes paid (recovery) in period	$798	$1,040	$(88)	$4,355	(300)

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2010        35

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2009 (2009 Annual Consolidated Financial Statements). Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2009 Annual Consolidated Financial Statements, and the accompanying notes included on pages 81 to 146 in our 2009 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

No new significant accounting changes were effective for us this quarter.

Change in financial statement presentation

During the quarter, we reclassified the income statement impact of certain financial instruments held by Corporate Support for funding purposes in order to better reflect management’s intention for those instruments. The following table presents the increase (decrease) to the line items affected by the reclassification:

	For the three months ended		For the nine months ended
	April 30 2010	July 31 2009	July 31 2009
Interest income – Loans	$–	$4	$35
Non-interest income – Trading revenue	199	122	113
Non-interest income – Other	(199)	(126)	(148)

Future accounting changes

Business Combinations, Consolidated Financial Statements, Non-controlling Interests and Embedded Prepayment Option – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new accounting standards: Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests and provided a clarification to Section 3855 with respect to the embedded prepayment options. These new standards will be applicable to us on November 1, 2011. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for details.

International Financial Reporting Standards (IFRS)

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with IFRS over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011.

Note 2: Fair values of financial instruments

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. Refer to Note 2 to our 2009 Annual Consolidated Financial Statements for the valuation methodology of changes in fair value due to changes in credit risk.

	July 31, 2010
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2009 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2009	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$5,299	$5,299	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	44,430	44,430	–	–	–	–	–
Loans – Wholesale	2,758	2,758	(46)	(240)	348	(3)	(1)
Total	$52,487	$52,487	$(46)	$(240)	$348	$(3)	$(1)

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

36        Royal Bank of Canada        Third Quarter 2010

Note 2: Fair values of financial instruments (continued)

	July 31, 2009
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2008 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2008	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$2,852	$2,852	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	16,648	16,648	–	–	–	–	–
Loans – Wholesale	3,277	3,277	26	(61)	690	(43)	13
Total	$22,777	$22,777	$26	$(61)	$690	$(43)	$13

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following tables present changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturities and carrying amounts. Refer to Note 2 to our 2009 Annual Consolidated Financial Statements for the valuation methodologies of these liabilities and changes in fair value attributable to changes in our credit spreads.

	July 31, 2010
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2009 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,157	$3,157	$–	$(15)	$(21)
Business and government (2)	55,247	55,296	49	(54)	(111)
Bank (3)	9,181	9,181	–	–	(1)
Total term deposits	$67,585	$67,634	$49	$(69)	$(133)
Obligations related to assets sold under repurchase agreements and securities loaned	30,788	30,786	(2)	–	–
Other liabilities	138	138	–	–	–
Subordinated debentures	119	115	(4)	(3)	(15)
Total	$98,630	$98,673	$43	$(72)	$(148)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

	July 31, 2009
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2008 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$2,435	$2,423	$(12)	$33	$(14)
Business and government (2)	40,723	40,796	73	451	(112)
Bank (3)	13,380	13,379	(1)	2	(2)
Total term deposits	$56,538	$56,598	$60	$486	$(128)
Obligations related to assets sold under repurchase agreements and securities loaned	16,847	16,847	–	–	–
Subordinated debentures	114	100	(14)	29	(19)
Total	$73,499	$73,545	$46	$515	$(147)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Deferred unrealized gains or losses at inception

An unrealized gain or loss at inception for financial instruments is the difference between the transaction price and its fair value on the trade date. The following table summarizes changes in the aggregate amount of deferred unrealized gains at inception for our financial instruments. Deferred unrealized gains at inception primarily arise in equity and interest rate structured notes.

	As at and for the three months ended
	July 31 2010	April 30 2010	July 31 2009
Deferred unrealized gains not yet recognized in net income, as at beginning of period	$43	$45	$55
Add: Deferred unrealized gains (losses) arising during the period	8	(1)	(2)
Less: Deferred gains reclassified to net income during the period	1	1	2
Deferred unrealized gains, as at end of period	$50	$43	$51

Royal Bank of Canada        Third Quarter 2010        37

Note 2: Fair values of financial instruments (continued)

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified from held-for-trading to available-for-sale effective

August 1, 2008, in accordance with amendments to Sections 3855, 3861 and 3862. Refer to Note 3 to our 2009 Annual Consolidated Financial Statements for details.

	As at
	July 31 2010	October 31 2009	For the three months ended July 31, 2010		For the three months ended April 30, 2010		For the three months ended July 31, 2009
Financial assets	Total carrying value and fair value	Total carrying value and fair value	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$1,146	$1,904	$(2)	$4	$43	$(16)	$25	$12
Mortgage-backed securities (MBS)	100	500	(3)	8	43	(13)	90	4
Asset-backed securities	778	1,007	(7)	4	(1)	1	6	6
Corporate debt and other debt	411	641	37	–	(11)	3	4	3
	$2,435	$4,052	$25	$16	$74	$(25)	$125	$25

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net gain of $9 million related to securities and debt redeemed or sold during the three months ended July 31, 2010 (three months ended April 30, 2010 – net loss of $12 million, three months ended July 31, 2009 – net gain of $5 million).

	For the nine months ended July 31, 2010		For the nine months ended July 31, 2009
Financial assets	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$58	$(8)	$16	$53
Mortgage-backed securities (MBS)	48	10	76	17
Asset-backed securities	(8)	9	43	24
Corporate debt and other debt	32	5	(6)	14
	$130	$16	$129	$108

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net gain of $3 million related to securities and debt redeemed or sold during the nine months ended July 31, 2010 (nine months ended July 31, 2009 – net loss of $30 million).

Note 3: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities (1), (2).

	As at
	July 31, 2010				October 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$12,606	$350	$–	$12,956	$11,764	$404	$(7)	$12,161
Provincial and municipal	1,446	34	–	1,480	1,104	31	(1)	1,134
U.S. federal, state, municipal and agency debt	4,272	66	(59)	4,279	5,781	129	(117)	5,793
Other OECD government debt	4,577	17	(11)	4,583	3,517	18	(1)	3,534
Mortgage-backed securities	1,229	20	(95)	1,154	2,057	24	(229)	1,852
Asset-backed securities
CDOs	223	10	(19)	214	234	11	(24)	222
Non-CDO securities	3,037	24	(123)	2,938	4,282	67	(143)	4,205
Corporate debt and other debt	10,268	229	(264)	10,233	14,718	382	(389)	14,711
Equities	1,788	27	(18)	1,797	2,437	45	(70)	2,412
Loan substitute securities	256	–	(37)	219	256	–	(70)	186
	$39,702	$777	$(626)	$39,853	$46,150	$1,111	$(1,051)	$46,210

(1)	Includes $283 million (October 31, 2009 – $156 million) held-to-maturity securities.
(2)	The majority of the MBS are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $165 million, $3 million, $(1) million and $167 million, respectively as at July 31, 2010 (October 31, 2009 – $224 million, $1 million, $(11) million and $213 million).

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific and consistent methodology to assess whether it is probable that the amortized cost of the security would be recovered. When we determine that a security is other-than-temporarily impaired, the security is written down to its fair value and the unrealized losses included in Accumulated other comprehensive income (AOCI) are reclassified and included in net income. Refer to Notes 1 and 3 to our 2009 Annual Consolidated Financial Statements for our accounting policies and methodologies for assessing other-than-temporary impairments of securities.

38        Royal Bank of Canada        Third Quarter 2010

Note 3: Unrealized gains and losses on Available-for-sale securities (continued)

The total amortized cost of the AFS portfolio decreased by $6,448 million during the nine months ended July 31, 2010. The decrease largely reflected the reduction in holdings of certain securities including certificates of deposit, U.S. agency MBS and notes as well as exiting of positions held in Canadian bank common shares and U.S. Non-Agency MBS in order to rebalance the portfolio and exposures. Gross unrealized gains decreased by $334 million to $777 million during the same period as gains were realized on the sale of certain securities backed by student loans included in asset-backed securities as well as hybrid instruments and certificates of deposit included in corporate and other debt. Gross unrealized losses also decreased by $425 million to $626 million during the nine months ended July 31, 2010 largely reflecting the improvement in prices of U.S. Non-Agency MBS and auction rate securities and due to sale of certain US non-agency MBS positions.

Based on our assessment, management believes that the unrealized losses on the available-for-sale securities as at July 31, 2010, are temporary in nature and intends to hold these securities until their fair value recovers, they mature or are redeemed. We have also determined that our held-to-maturity securities are not impaired as at July 31, 2010.

Net gains/losses on Available-for-sale securities

During the three months ended July 31, 2010, $14 million of net losses on available-for-sale securities were recognized in net income (three months ended April 30, 2010 – net losses of $14 million; three months ended July 31, 2009 – losses of $126 million). For the three months ended July 31, 2010, the losses comprised of $60 million recognized in net income due to the other-than-temporary impairment primarily related to corporate trust preferreds and private equity holdings and write-downs due to management’s intent to sell US non-agency MBS (three months ended April 30, 2010 – $67 million loss; three months ended July 31, 2009 – $121 million loss) offset by net realized gains of $46 million, primarily on the sale of certain Canadian government bonds, auction rate securities and capital distributions from certain private equity investments (three months ended April 30, 2010 – $53 million gain; three months ended July 31, 2009 – $5 million loss).

For the nine months ended July 31, 2010, $52 million of net gains on available-for-sale securities were recognized in net income (nine months ended July 31, 2009 – net loss of $436 million). The current period net gain included (i) $257 million of net realized gains on the sale of mainly U.S. agency securities, common shares, U.S. non-agency MBS and student loan auction rate securities (nine months ended July 31, 2009 – $63 million loss); and (ii) losses of $205 million recognized in net income largely due to the other-than-temporary impairment of certain corporate trust preferreds, certain private equities, common shares and Non-OECD government securities, and write-downs due to management’s intent to sell certain US Non-Agency MBS (nine months ended July 31, 2009 – $373 million loss).

Note 4: Allowance for loan losses and impaired loans

	As at
	July 31, 2010						October 31, 2009
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$65	$(11)	$1	$7	$3	$65	$54
Personal	192	(168)	23	153	(6)	194	197
Credit cards	–	(115)	17	98	–	–	–
Small business (2)	23	(13)	2	8	–	20	22
	$280	$(307)	$43	$266	$(3)	$279	$273
Wholesale
Business (3)	$919	$(256)	$24	$171	$14	$872	$976
Sovereign (4)	9	–	–	–	–	9	10
Bank (5)	33	–	–	–	1	34	20
	$961	$(256)	$24	$171	$15	$915	$1,006
Specific allowances	$1,241	$(563)	$67	$437	$12	$1,194	$1,279
Retail
Residential mortgages	$68	$–	$–	$6	$1	$75	$50
Personal	662	–	–	4	3	669	671
Credit cards	332	–	–	1	–	333	327
Small business (2)	60	–	–	–	–	60	47
	$1,122	$–	$–	$11	$4	$1,137	$1,095
Wholesale
Business (3)	$749	$–	$–	$(16)	$4	$737	$814
Sovereign (4)	–	–	–	–	–	–	–
Bank (5)	–	–	–	–	–	–	–
	$749	$–	$–	$(16)	$4	$737	$814
Allowance for off-balance sheet and other items (6)	$111	$–	$–	$–	$–	$111	$114
General allowance (6)	$1,982	$–	$–	$(5)	$8	$1,985	$2,023
Total allowance for credit losses	$3,223	$(563)	$67	$432	$20	$3,179	$3,302
Allowance for off-balance sheet and other items (7)	(111)	–	–	–	–	(111)	(114)
Total allowance for loan losses	$3,112	$(563)	$67	$432	$20	$3,068	$3,188

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes nominal (October 31, 2009 – nominal) provisions related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(6)	Includes $111 million related to off-balance sheet and other items (October 31, 2009 – $114 million).
(7)	The allowance for off-balance sheet is reported separately under Other liabilities.

Royal Bank of Canada        Third Quarter 2010        39

Note 4: Allowance for loan losses and impaired loans (continued)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at July 31, 2010				As at October 31, 2009
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,653	$1,197	$201	$4,051	$2,841	$1,359	$323	$4,523
Wholesale	1,392	592	77	2,061	1,313	563	36	1,912
Total	$4,045	$1,789	$278	$6,112	$4,154	$1,922	$359	$6,435

Impaired loans (1)

	As at July 31, 2010			As at October 31, 2009
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$745	$(65)	$680	$587
Personal	397	(194)	203	212
Small business (2)	49	(20)	29	37

	$1,191	$(279)	$912	$836
Wholesale
Business (3)	$3,786	$(872)	$2,914	$3,300
Sovereign (4)	9	(9)	–	–
Bank (5)	34	(34)	–	42

	$3,829	$(915)	$2,914	$3,342
Total	$5,020	$(1,194)	$3,826	$4,178

(1)	Average balance of gross impaired loans for the nine months ended July 31, 2010 was $5,170 million (October 31, 2009 – $5,074 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $59 million (October 31, 2009 – $65 million) and $57 million (October 31, 2009 –$63 million), respectively, related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

During the three months ended July 31, 2010, we acquired $78 million of assets in respect of problem loans (three months ended October 31, 2009 – $121 million). The related reduction in the Allowance for credit losses was $72 million (three months ended October 31, 2009 – $107 million).

Note 5: Securitizations

Securitization activity for the three months ended

	July 31, 2010			April 30, 2010 (1)		July 31, 2009 (1)
	Credit card loans (2), (3)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)
Securitized and sold (7)	$1,283	$1,883	$185	$869	$164	$3,372	$40
Net cash proceeds received	1,225	1,869	188	852	166	3,322	42
Asset-backed securities purchased	58	–	–	–	–	–	–
Retained rights to future excess interest	9	49	–	31	–	118	–
Pre-tax gain (loss) on sale, net of hedging activities	9	19	3	14	2	66	2

(1)	We did not securitize any credit card loans during the period.
(2)	With respect to the securitization of credit card loans during the quarter ended July 31, 2010, the net cash proceeds received represents gross cash proceeds of $1,283 million less funds used to purchase notes issued by the Trust with a principle value of $58 million.
(3)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(4)	Canadian insured residential mortgage loans securitized during the quarter through the creation of MBS and retained as at July 31, 2010 were $2,745 million (April 30, 2010 – $2,069 million; July 31, 2009 — $2,093 million). These securities are carried at fair value.
(5)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(16) million (April 30, 2010 – $nil; July 31, 2009 – $(2) million).
(6)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(7)	Includes Canadian residential mortgage loans securitized during the period and prior periods.

40        Royal Bank of Canada        Third Quarter 2010

Note 5: Securitizations (continued)

Securitization activity for the nine months ended

	July 31, 2010			July 31, 2009 (1)
	Credit card loans (2), (3)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)
Securitized and sold (7)	$1,283	$4,286	$485	$19,621	$452
Net cash proceeds received	1,225	4,236	489	19,449	455
Asset-backed securities purchased	58	–	–	–	–
Retained rights to future excess interest	9	133	–	1,065	–
Pre-tax gain on sale, net of hedging activities	9	61	4	735	3

(1)	We did not securitize any credit card loans during the period.
(2)	With respect to the securitization of credit card loans during the nine months ended July 31, 2010, the net cash proceeds received represents gross cash proceeds of $1,283 million less funds used to purchase notes issued by the Trust with a principle value of $58 million.
(3)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(4)	Canadian insured residential mortgage loans securitized during the nine-month period through the creation of MBS and retained as at July 31, 2010 were $7,126 million (July 31, 2009 – $5,214 million). These securities are carried at fair value.
(5)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(22) million (July 31, 2009 – $(158) million).
(6)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(7)	Includes Canadian residential mortgage loans securitized during the period and prior periods.

The key assumptions used to value the retained interests at the date of the securitization activities during the quarter ended July 31, 2010 are summarized below.

Key assumptions (1), (2)

	Credit card loans	Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	.25	3.20
Payment rate	38.00%	20.79%
Excess spread, net of credit losses	4.66	.99
Discount rate	10.50%	.61%-2.45%

(1)	All rates are annualized.
(2)	This analysis is not applicable for U.S. residential mortgage loans as we have not retained rights to future excess spread in these transactions.

Note 6: Derivative instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at July 31, 2010 (1)				As at October 31, 2009 (1)
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)
Assets
Derivative instruments	$755	$1,788	$259	$93,634	$1,130	$2,107	$139	$88,797
Liabilities
Derivative instruments	$1,062	$49	$199	$98,693	$1,493	$82	$327	$82,488
Non-derivative instruments	–	934	7,030	n.a.	–	278	5,233	n.a.

(1)	All derivative instruments are carried at fair value while all non-derivative instruments are carried at amortized cost.
(2)	Derivative liabilities include stable value contracts on $243 million of bank-owned life insurance policies and $2 million of 401(k) plans (October 31, 2009 – $257 million and $3 million respectively).
n.a.	not applicable.

Royal Bank of Canada        Third Quarter 2010        41

Note 6: Derivative instruments and hedging activities (continued)

Results of hedge activities recorded in Net income and Other comprehensive income (OCI)

	For the three months ended July 31, 2010			For the three months ended April 30, 2010			For the three months ended July 31, 2009
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(4)	n.a	n.a	$(1)	n.a	n.a	$(4)	n.a	n.a
Cash flow hedges
Ineffective portion	(7)	n.a	n.a	(11)	n.a	n.a	5	n.a	n.a
Effective portion	n.a	n.a	(222)	n.a	n.a	42	n.a	n.a	116
Reclassified to income during the period (1)	n.a	(46)	n.a	n.a	(12)	n.a	n.a	19	n.a
Net investment hedges
Foreign currency gains (losses)	n.a	n.a	414	n.a	n.a	(1,601)	n.a	n.a	(2,444)
(Losses) gains from hedges	n.a	n.a	(353)	n.a	n.a	1,338	n.a	n.a	1,929
	$(11)	$(46)	$(161)	$(12)	$(12)	$(221)	$1	$19	$(399)

(1)	After-tax losses of $32 million were reclassified from AOCI to income for the three months ended July 31, 2010 (three months ended April 30, 2010 – losses of $8 million; three months ended July 31, 2009 – gains of $13 million).
n.a.	not applicable.

	For the nine months ended July 31, 2010			For the nine months ended July 31, 2009(1)
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(8)	n.a	n.a	$(2)	n.a	n.a
Cash flow hedges
Ineffective portion	(13)	n.a	n.a	15	n.a	n.a
Effective portion	n.a	n.a	(234)	n.a	n.a	151
Reclassified to income during the period (2)	n.a	(33)	n.a	n.a	36	n.a
Net investment hedges
Foreign currency losses	n.a	n.a	(1,648)	n.a	n.a	(3,076)
Gains from hedges	n.a	n.a	1,370	n.a	n.a	2,523
	$(21)	$(33)	$(512)	$13	$36	$(402)

(1)	Certain amounts have been restated due to the impact of implementing the amendments to CICA Handbook Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.
(2)	After-tax losses of $23 million were reclassified from AOCI to income for the nine months ended July 31, 2010 (nine months ended July 31, 2009 – gains of $25 million).
n.a.	not applicable.

Fair value of derivative instruments by term to maturity

	As at
	July 31, 2010				October 31, 2009
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$20,662	$36,147	$39,627	$96,436	$92,173
Derivative liabilities (2)	22,130	39,319	38,554	100,003	84,390

(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included. Derivative assets in the table above and in our Consolidated Balance Sheets exclude margin requirements of $326 million that are included in Other assets (October 31, 2009 – $67 million).
(2)	Includes stable value contracts on $243 million of bank-owned life insurance policies and $2 million of 401(k) plans (October 31, 2009 – $257 million and $3 million respectively).

Note 7: Variable interest entities (VIEs)

Municipal Bond Tender Option Bond programs

In 2010, we sold municipal bonds into the Tender Option Bond (TOB) programs; each program consists of either a pass through (PT) trust or a credit enhancement (CE) trust and a TOB trust. Some municipal bonds sold to the TOB program are supported by a letter of credit issued by us and each municipal bond is financed by the issuance of floating-rate certificates to short-term third party investors and a residual certificate to us. We provide a liquidity facility to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. Both the PT/CE and the TOB trusts are Variable Interest Entities (VIEs). We consolidate these trusts as we are exposed to the majority of their expected losses. The total assets of the municipal bond TOB programs that we have consolidated in 2010 and which support the obligations of the consolidated municipal bond TOB programs, were $664 million as at July 31, 2010, and are classified as Available-for-sale securities on our Consolidated Balance Sheets.

Investment fund

In 2010, we entered into a fee-based equity derivative transaction with an investment fund. This transaction provides investors of the investment fund with the desired exposure to another fund. We hedge our exposure from this derivative by investing in another fund which we consolidated this year as we are exposed to a majority of the expected losses of the fund. As at July 31, 2010, the total assets of the fund that we have consolidated as Trading Securities on our Consolidated Balance Sheet were $320 million.

42        Royal Bank of Canada        Third Quarter 2010

Note 8: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the nine months ended
	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009
Pension benefit expense	$82	$90	$64	$267	$205
Other post-employment benefit expense	29	22	26	73	75

Note 9: Significant capital and funding transactions

Subordinated debentures

On June 15, 2010, RBC issued $1,500 million of subordinated debentures through its Canadian Medium Term Note Program. The Notes bear interest at a fixed rate of 4.35% per annum until June 15, 2015 and at the three-month Banker’s Acceptance Rate plus 1.41% thereafter until their maturity on June 15, 2020.

On June 24, 2010 we redeemed all $800 million outstanding 3.7% subordinated debentures due June 24, 2015 for 100% of their principal amount plus accrued interest to the redemption date.

Trust Capital Securities

On June 30, 2010, RBC Capital Trust, a closed-end unit trust established by RBC, redeemed all issued and outstanding Trust Capital Securities – Series 2010 (RBC TruCS – Series 2010) for cash, at a redemption price of $1,000 per unit for a total of $650 million.

Common shares issued

	For the three months ended July 31, 2010		For the three months ended April 30, 2010		For the three months ended July 31, 2009
	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Dividend reinvestment plan (1)	–	$–	–	$–	1,988	$83
Stock options exercised (2)	320	9	1,982	64	1,854	51
	320	$9	1,982	$64	3,842	$134

	For the nine months ended July 31, 2010		For the nine months ended July 31, 2009
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
General business purposes	–	$–	65,263	$2,301
Dividend reinvestment plan (1)	2,862	161	2,549	98
Stock options exercised (2)	3,272	104	3,163	81
	6,134	$265	70,975	$2,480

(1)	Our DRIP is funded through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2010 and July 31, 2009 we funded our DRIP through shares issued from treasury at a 3% discount from the average closing price of the five trading days preceding the dividend payment. During the three months ended April 30, 2009 we funded our DRIP through shares issued from treasury. During the remaining periods, we funded our DRIP through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.

Note 10: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest (loss) income includes a $282 million decrease in the fair values of our net financial assets classified as held-for-trading for the three months ended July 31, 2010 (three months ended April 30, 2010 – $529 million increase; three months ended July 31, 2009 – $785 million increase). During the nine months ended July 31, 2010, Non-interest (loss) income includes a $720 million increase in the fair value of our net financial assets classified as held-for-trading (nine months ended July 31, 2009 – increase of $1,442 million).

	For the three months ended			For the nine months ended
	July 31 2010	April 30 2010 (1)	July 31 2009 (1), (2)	July 31 2010	July 31 2009 (1), (2), (3)
Net interest income	$368	$344	$589	$1,102	$1,939
Non-interest (loss) income	(243)	592	1,149	1,000	1,874
Total	$125	$936	$1,738	$2,102	$3,813

(1)	Certain amounts have been revised from results previously reported. Refer to change in financial statement presentation described in Note 1.
(2)	Certain amounts have been reclassified from Net interest income to Non-interest income from the results previously reported.
(3)	Restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2010        43

Note 10: Revenue from trading and selected non-trading financial instruments (continued)

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $281 million (three months ended April 30, 2010 – increased by $49 million; three months ended July 31, 2009 – increased by $218 million). During the nine months ended July 31, 2010, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $445 million (nine months ended July 31, 2009 – increased by $269 million).

Financial instruments measured at amortized cost

Non-interest income reflects the following for financial instruments measured at amortized cost:

	For the three months ended			For the nine months ended
	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$928	$865	$925	$2,726	$2,621
Net fee income arising from trust and other fiduciary activities	1,439	1,318	1,376	4,271	3,885
Total	$2,367	$2,183	$2,301	$6,997	$6,506

Note 11: Income taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards.

As part of our assessment of the realizability of our deferred tax asset as at July 31, 2010, we reviewed the tax benefit associated with our U.S. banking operations, which is currently generating negative earnings and contributing to the body of negative evidence. Based on our review, we concluded that there is sufficient positive evidence to overcome the negative evidence that RBC Bank’s deferred tax asset is realizable and thus, a valuation allowance against it was not required as at July 31, 2010.

Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the following table:

	For the three months ended			For the nine months ended
	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009
Net unrealized gains on available-for-sale securities	$49	$50	$310	$111	$155
Reclassification of (gains) losses on available-for-sale securities to income	(23)	(6)	43	(59)	148
Net foreign currency translation (losses) gains from hedging activities	(138)	610	898	650	1,149
Net (losses) gains on derivatives designated as cash flow hedges	(96)	19	53	(101)	66
Reclassification of gains (losses) on derivatives designated as cash flow hedges to income	14	3	(6)	9	(11)
Total income taxes	$(194)	$676	$1,298	$610	$1,507

44        Royal Bank of Canada        Third Quarter 2010

Note 12: Earnings per share

	For the three months ended			For the nine months ended
	July 31 2010	April 30 2010	July 31 2009	July 31 2010	July 31 2009 (1)
Basic earnings per share
Net income	$1,276	$1,329	$1,561	$4,102	$2,621
Preferred share dividends	(65)	(65)	(73)	(194)	(169)
Net income available to common shareholders	$1,211	$1,264	$1,488	$3,908	$2,452
Average number of common shares (in thousands)	1,421,777	1,420,375	1,408,687	1,420,096	1,393,641
Basic earnings per share	$.85	$.89	$1.06	$2.75	$1.76
Diluted earnings per share
Net income available to common shareholders	$1,211	$1,264	$1,488	$3,908	$2,452
Average number of common shares (in thousands)	1,421,777	1,420,375	1,408,687	1,420,096	1,393,641
Stock options (2)	4,409	5,564	5,567	5,198	4,344
Issuable under other stock-based compensation plans	1,780	1,880	2,143	1,884	2,006
Exchangeable shares (3)	6,413	6,413	6,413	6,413	6,413
Average number of diluted common shares (in thousands)	1,434,379	1,434,232	1,422,810	1,433,591	1,406,404
Diluted earnings per share	$.84	$.88	$1.05	$2.73	$1.74

(1)	Certain amounts have been restated due to the impact of implementing the amendments to CICA Handbook Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.
(2)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the three month period calculations of diluted earnings per share: for the three months ended July 31, 2010 – 41,124 average options outstanding with an average exercise price of $57.90; for the three months ended April 30, 2010 – 41,124 average options outstanding with an average exercise price of $57.90; and for the three months ended July 31, 2009 – 3,661,160 average options outstanding with an exercise price of $53.91. The following amounts were excluded from the nine month period calculations of diluted earnings per share: for the nine months ended July 31, 2010 – 41,124 average options outstanding with an average exercise price of $57.90 and for the nine months ended July 31, 2009 – 5,303,361 average options outstanding with an average exercise price of $50.88.
(3)	Exchangeable shares were issued for the acquisition of Phillips, Hager & North Investment Management Ltd. Refer to Note 11 to our 2009 Annual Consolidated Financial Statements.

Note 13: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	July 31, 2010		October 31, 2009
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$12,716	$433	$19,720	$1,049
Backstop liquidity facilities (2),(4)	21,658	74	24,982	66
Stable value products (3)	20,276	245	21,777	260
Financial standby letters of credit and performance guarantees (4),(5)	17,067	92	18,082	96
Credit enhancements (4)	3,307	57	3,240	45
Mortgage loans sold with recourse	507	–	1,103	–

(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at July 31, 2010, these loans totalled US$1.5 billion (C$1.5 billion) (October 31, 2009 – US$1.6 billion; C$1.7 billion), before the nominal amounts of allowance for loan losses (October 31, 2009 – nominal), and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(3)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $8.0 billion (October 31, 2009 – $8.3 billion) for bank-owned life insurance policies and $12.3 billion (October 31, 2009 – $13.5 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. For the three months ended July 31, 2010, we made a provision (recovery) of $73 million (three months ended April 30, 2010 – $(28) million; three months ended July 31, 2009 - $nil).
(4)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets.
(5)	The maximum potential amount of future payments includes $1,525 million (October 31, 2009 – $816 million) related to the Auction Rate Securities Tender Option Bond programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at July 31, 2010, RBC Dexia IS securities lending indemnifications totalled $45.6 billion (October 31, 2009 –$34.7 billion); we are exposed to 50% of this amount.

Refer to Note 25 to our 2009 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Royal Bank of Canada        Third Quarter 2010        45

Note 13: Guarantees and contingencies (continued)

Pledged assets

Details of assets pledged against liabilities are shown in the following tables:

	As at
	July 31 2010	October 31 2009
Cash and due from banks	$592	$ 665
Interest-bearing deposits with banks	5,299	2,696
Loans	12,446	7,422
Securities	46,625	53,276
Assets purchased under reverse repurchase agreements	45,793	27,479
Other assets	1,523	205
	$112,278	$91,743

	As at
	July 31 2010	October 31 2009
Assets pledged to:
Foreign governments and central banks	$2,690	$ 2,824
Clearing systems, payment systems and depositories	2,153	2,574
Assets pledged in relation to:
Securities borrowing and lending	36,362	27,429
Obligations related to securities sold under repurchase agreements	48,023	44,155
Derivative transactions	13,171	8,040
Covered bonds	8,573	5,187
Other	1,306	1,534
	$112,278	$91,743

We are also required to provide intra-day pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets are not included in the table above. For the three months ended July 31, 2010, we had on average $2.9 billion (October 31, 2009 – $4.3 billion; July 31, 2009 – $4.6 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the nine months ended July 31, 2010, we had on average $3.6 billion (July 31, 2009 – $4.6 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were overnight advances outstanding of $6 million as at July 31, 2010, and no overnight advances outstanding as at October 31, 2009 and July 31, 2009.

Collateral

As at July 31, 2010, the approximate market value of collateral accepted that may be sold or repledged by us was $106.3 billion (October 31, 2009 – $78.9 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $40.3 billion (October 31, 2009 – $26.1 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Litigation

Enron Corp. (Enron) litigation

As discussed in Note 25 to our 2009 Annual Consolidated Financial Statements, Royal Bank of Canada and certain related entities were defendants in a class action brought by the Regents of the University of Southern California which was consolidated with the lead action entitled Newby v Enron Corp., which was the main consolidated purported Enron shareholder class action. This class action against Royal Bank of Canada and certain related entities was dismissed with prejudice on December 2, 2009. As a result of this development, during the first quarter we determined that the $60 million provision (US$50 million or $53 million using the exchange rate at January 31, 2010) that we had established for this particular litigation is no longer necessary. Accordingly, during the quarter ended January 31, 2010, we recorded its reversal in Non-interest expense – Other in our Consolidated Statement of Income where the provision was initially recorded.

Royal Bank of Canada is also named as a defendant by one individual investor in respect of the losses suffered by that investor as a purchaser of Enron publicly traded equity and debt securities. We have not recorded a provision in respect of this lawsuit as it is not possible to predict its ultimate outcome or when it will be resolved; however, we do not believe the ultimate resolution of this lawsuit will have a significant adverse impact on our consolidated financial position. We review the status of this matter on an ongoing basis and will exercise our judgment in resolving it in such a manner as we believe to be our best interests.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

46        Royal Bank of Canada        Third Quarter 2010

Note 14: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q3/10	Q2/10	Q3/09	Q3/10	Q2/10	Q3/09	Q3/10	Q2/10	Q3/09
Net interest income	$1,865	$1,810	$1,740	$75	$72	$84	$–	$–	$–
Non-interest income	763	781	741	969	903	934	1,759	1,327	1,575
Total revenue	2,628	2,591	2,481	1,044	975	1,018	1,759	1,327	1,575
Provision for credit losses	284	302	340	3	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	1,459	1,096	1,253
Non-interest expense	1,243	1,234	1,169	806	828	777	142	136	135
Net income before income taxes	1,101	1,055	972	235	147	241	158	95	187
Income taxes (recoveries)	335	319	303	50	57	73	5	(12)	20
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income	$766	$736	$669	$185	$90	$168	$153	$107	$167
Less: Preferred dividends	17	17	18	7	7	9	3	3	3
Net income available to common shareholders	$749	$719	$651	$178	$83	$159	$150	$104	$164
Average assets (2)	$282,300	$276,700	$261,600	$18,200	$18,200	$21,300	$15,400	$14,800	$13,000

Quarterly earnings

	International Banking			Capital Markets (1)			Corporate Support (1)
	Q3/10	Q2/10	Q3/09	Q3/10	Q2/10	Q3/09	Q3/10	Q2/10	Q3/09 (3)
Net interest income (loss)	$340	$351	$423	$638	$660	$890	$(170)	$(194)	$(233)
Non-interest income	224	252	230	316	940	1,224	48	65	215
Total revenue	564	603	653	954	1,600	2,114	(122)	(129)	(18)
Provision for (recovery of) credit losses	192	185	230	(9)	21	177	(38)	(4)	23
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	524	510	577	674	862	1,085	(12)	2	12
Net (loss) income before income taxes	(152)	(92)	(154)	289	717	852	(72)	(127)	(53)
Income (recoveries) taxes	(78)	(66)	(61)	87	216	280	(142)	(71)	(166)
Non-controlling interest	2	1	2	1	(1)	10	23	23	23
Net (loss) income	$(76)	$(27)	$(95)	$201	$502	$562	$47	$(79)	$90
Less: Preferred dividends	13	13	17	16	15	20	9	10	6
Net (loss) income available to common shareholders	$(89)	$(40)	$(112)	$185	$487	$542	$38	$(89)	$84
Average assets (2)	$55,200	$53,400	$60,100	$333,900	$304,300	$322,200	$(13,100)	$(14,000)	$(12,600)

Quarterly earnings

	Total
	Q3/10	Q2/10	Q3/09
Net interest income	$2,748	$2,699	$2,904
Non-interest income	4,079	4,268	4,919
Total revenue	6,827	6,967	7,823
Provision for credit losses	432	504	770
Insurance policyholder benefits, claims and acquisition expense	1,459	1,096	1,253
Non-interest expense	3,377	3,572	3,755
Net income before income taxes	1,559	1,795	2,045
Income taxes	257	443	449
Non-controlling interest	26	23	35
Net income	$1,276	$1,329	$1,561
Less: Preferred dividends	65	65	73
Net income available to common shareholders	$1,211	$1,264	$1,488
Average assets (2)	$691,900	$653,400	$665,600

(1)	Taxable equivalent basis.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Certain amounts have been revised from results previously reported. Refer to the Change in financial statement presentation described in Note 1.

Royal Bank of Canada        Third Quarter 2010        47

Note 14: Results by business segment (continued)

Nine months earnings

	Canadian Banking		Wealth Management		Insurance		International Banking
	Q3/10	Q3/09	Q3/10	Q3/09	Q3/10	Q3/09	Q3/10	Q3/09 (3)
Net interest income	$5,554	$5,136	$225	$312	$–	$–	$1,011	$1,296
Non-interest income	2,303	2,181	2,858	2,694	4,468	4,150	704	710
Total revenue	7,857	7,317	3,083	3,006	4,468	4,150	1,715	2,006
Provision for credit losses	904	961	3	–	–	–	552	751
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	3,685	3,287	–	–
Non-interest expense	3,682	3,516	2,440	2,421	407	414	1,544	1,790
Goodwill impairment charge	–	–	–	–	–	–	–	1,000
Net income (loss) before income taxes	3,271	2,840	640	585	376	449	(381)	(1,535)
Income taxes (recoveries)	992	894	146	163	(2)	57	(224)	(221)
Non-controlling interest	–	–	–	–	–	–	3	7
Net income (loss)	$2,279	$1,946	$494	$422	$378	$392	$(160)	$(1,321)
Less: Preferred dividends	49	41	22	22	9	7	39	45
Net income (loss) available to common shareholders	$2,230	$1,905	$472	$400	$369	$385	$(199)	$(1,366)
Average assets (2)	$277,500	$255,400	$18,500	$20,600	$14,800	$12,900	$54,900	$65,500

Nine months earnings

	Capital Markets (1)		Corporate Support (1)		Total
	Q3/10	Q3/09	Q3/10	Q3/09 (3), (4)	Q3/10	Q3/09 (3)
Net interest income (loss)	$2,027	$2,678	$(623)	$(757)	$8,194	$8,665
Non-interest income	2,367	2,411	234	836	12,934	12,982
Total revenue	4,394	5,089	(389)	79	21,128	21,647
Provision for (recovery of) credit losses	42	482	(72)	336	1,429	2,530
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	3,685	3,287
Non-interest expense	2,487	2,802	15	9	10,575	10,952
Goodwill impairment charge	–	–	–	–	–	1,000
Net income (loss) before income taxes	1,865	1,805	(332)	(266)	5,439	3,878
Income taxes (recoveries)	591	597	(238)	(311)	1,265	1,179
Non-controlling interest	–	1	69	70	72	78
Net income (loss)	$1,274	$1,207	$(163)	$(25)	$4,102	$2,621
Less: Preferred dividends	47	46	28	8	194	169
Net income (loss) available to common shareholders	$1,227	$1,161	$(191)	$(33)	$3,908	$2,452
Average assets (2)	$316,900	$359,700	$(13,900)	$(7,300)	$668,700	$706,800

(1)	Taxable equivalent basis.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Certain amounts have been restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.
(4)	Certain amounts have been revised from results previously reported. Refer to the Change in financial statement presentation described in Note 1.

Note 15: Capital management

Regulatory capital and capital ratios

Office of the Superintendent of Financial Institutions Canada (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-adjusted assets and capital ratios

	As at
	July 31 2010	October 31 2009
Capital
Tier 1 capital	$33,466	$31,774
Total capital	36,762	34,881
Risk-adjusted assets
Credit risk	$193,645	$185,051
Market risk	27,287	23,321
Operational risk	37,834	36,465
Total risk-adjusted assets	$258,766	$244,837
Capital ratios
Tier 1 capital	12.9%	13.0%
Total capital	14.2%	14.2%
Assets-to-capital multiple	16.5X	16.3X

48        Royal Bank of Canada        Third Quarter 2010

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and
the U.S.) or 514-982-7555
(International)

Fax: 514-982-7580
website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust

Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.

Co-Transfer Agent (U.K.):

Computershare Investor

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange
(TSX)

U.S. – New York Stock Exchange
(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on
the TSX.

Valuation Day price

For Canadian capital gains tax
purposes, the Valuation Day
(December 22, 1971) cost base for
our common shares is $7.38 per
share. This amount has been
adjusted to reflect the two-for-one
share split of March 1981 and the
two-for-one share split of February
1990. The one-for-one share
dividends paid in October 2000
and April 2006 did not affect the
Valuation Day value for our
common shares.

Shareholder contacts

For dividend information, change
in share registration or address,
lost stock certificates, tax forms,
estate transfers or dividend
reinvestment, please contact:

Computershare Trust Company of
Canada

100 University Avenue

9th Floor

For other shareholder inquiries,
please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

For financial information inquiries,

please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7
Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and
the U.S. may have their RBC
common share dividends
deposited directly to their bank
account by electronic funds
transfer. To arrange for this
service, please contact our
Transfer Agent and Registrar,
Computershare Trust Company
of Canada.

Common share repurchases

We are engaged in a Normal
Course Issuer Bid (NCIB)
through the facilities of the TSX.
During the one-year period
commencing November 1,
2009, we may repurchase for
cancellation, up to 20 million
common shares in the open
market at market prices. We
determine the amount and
timing of the purchases under
the NCIB, subject to prior
consultation with the Office of
the Superintendent of Financial
Institutions Canada (OSFI).

A copy of our Notice of Intention
to file a NCIB may be obtained,
without charge, by contacting
our Corporate Secretary at our
Toronto mailing address.

2010 Quarterly earnings
release dates

First quarter             March 3

Second quarter       May 27

Third quarter           August 26

Fourth quarter         December 3

Services PLC Securities Services – Registrars P.O. Box 82, The Pavilions Bridgwater Road Bristol BS99 7NH U.K.

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada

and the U.S.) or 416-263-9394

(International)

e-mail:

service@computershare.com

Dividend dates for 2010
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 22	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT , AV and AX	April 20 July 22 October 22	April 22 July 26 October 26	May 21 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC TruCS which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.